SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Quarterly Financial Information for the three-and nine-month periods ended September 30, 2026 1Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Financial Position as of September 30, 2026 and December 31, 2025 In thousands of reais The accompanying notes are an integral part of these financial statements. 2 Individual Consolidated Note September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025Current assets Cash and cash equivalents 7 3,595,902 4,569,998 4,108,028 4,663,226 Financial investments 8 4,985,158 7,693,630 5,074,767 7,707,745 Trade receivables 10 (a) 3,740,921 4,406,829 3,793,956 4,413,449 Accounts receivable from related parties 11 (a) 308,066 276,282 308,169 276,388 Inventories 86,315 21,863 86,831 22,061 Restricted cash 9 15,720 9,575 15,720 9,575 Taxes recoverable 21 (a) 1,671,836 1,295,237 1,783,283 1,295,310 Assets held for sale 48,150 26,864 48,150 26,864 Other assets 434,987 159,500 466,743 141,892 Total current assets 14,887,055 18,459,778 15,685,647 18,556,510Non-current assets Trade receivables 10 (a) 198,244 258,544 198,244 258,544 Accounts receivable from related parties 11 (a) 816,015 862,782 816,015 862,782 Escrow Deposits 170,041 120,021 233,075 120,021 Deferred income and social contribution taxes 23 (a) — — 42,313 — Taxes recoverable 21 (a) — — 258,187 — Other assets 29,747 33,509 29,138 33,509Investments 12 1,744,782 494,088 258,164 254,358 Investment properties 17 11,475 49,933 328,064 49,933 Contract asset and other concession assets 13 21,677,047 11,006,489 21,691,436 11,018,516 Financial asset of the concession 15 23,064,122 21,665,330 23,259,497 21,665,330 Intangible assets 14 50,459,287 50,354,751 51,162,227 50,492,473 Property, plant, and equipment 16 994,245 890,791 1,203,761 890,791 Total non-current assets 99,165,005 85,736,238 99,480,121 85,646,257Total assets 114,052,060 104,196,016 115,165,768 104,202,767Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Financial Position as of September 30, 2026 and December 31, 2025 In thousands of reais The accompanying notes are an integral part of these financial statements. 3 Individual Consolidated Note September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Current Liabilities Trade payables and contractors 1,948,444 2,398,445 1,978,363 2,400,046 Services payable 28 2,862,034 2,767,899 2,865,638 2,772,416 Borrowings and financing 18 2,888,731 5,132,890 2,876,086 5,092,816 Labor and social obligations 26 496,376 699,629 526,265 699,629 Taxes and contributions payable 21 (b) 728,946 614,078 747,238 615,592 Deferred PIS/Cofins 22 76,152 89,049 76,152 89,049 Dividends and interest on capital payable 29 (b) 432,853 2,059,850 441,222 2,059,850 Provisions 24 (a) 291,480 1,370,013 291,480 1,370,013 Public-Private Partnership - PPP 481,705 469,687 481,705 469,687 Derivative financial instruments 20 1,588,062 521,832 2,130,720 661,421 Performance Agreements 14 (e) 97,746 120,776 97,746 120,776 Contract liability 25 — — 36,882 — Other liabilities 299,172 201,620 318,226 201,619 Total current liabilities 12,191,701 16,445,768 12,867,723 16,552,914Non-current liabilities Borrowings and financing 18 44,103,685 35,168,713 43,560,823 35,049,531 Deferred income and social contribution taxes 23 (a) 2,784,776 3,129,908 2,784,776 3,129,908 Deferred PIS/Cofins 22 1,275,707 1,191,916 1,275,707 1,191,916 Provisions 24 (a) 1,687,136 533,399 1,870,109 533,399 Pension plan obligations 27 2,126,106 2,140,161 2,397,135 2,140,161 Public-Private Partnership - PPP 2,837,937 2,856,008 2,837,937 2,856,008 Performance Agreements 14 (e) 1,200 6,151 1,200 6,151 Contract liability 25 — — 632,047 — Other liabilities 324,285 322,868 218,784 341,655 Total non-current liabilities 55,140,832 45,349,124 55,578,518 45,248,729Total liabilities 67,332,533 61,794,892 68,446,241 61,801,643Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Financial Position as of September 30, 2026 and December 31, 2025 In thousands of reais The accompanying notes are an integral part of these financial statements. 4Individual Consolidated Note September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025Equity Capital stock 21,379,216 21,210,000 21,379,216 21,210,000 Capital reserves 242,016 30,219 242,016 30,219 Earnings reserves 21,348,996 21,518,212 21,348,996 21,518,212 Treasury shares (474,687) (475,385) (474,687) (475,385) Equity valuation adjustments 117,634 118,078 117,634 118,078 Retained Earnings/Accumulated Losses 4,106,352 — 4,106,352 — Total equity - Controlling 46,719,527 42,401,124 46,719,527 42,401,124 Interest of Non-Controlling Shareholders — — — — Total equity 29 46,719,527 42,401,124 46,719,527 42,401,124Total liabilities and equity 114,052,060 104,196,016 115,165,768 104,202,767Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Income for the Three and Nine-Month Periods ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 5 Individual Note July to September 2026 January to September 2026 July to September 2025 January to September 2025Net operating revenue 32 9,969,026 29,911,698 9,413,305 26,784,086 Operating costs 33 (6,333,721) (18,547,802) (6,422,133) (16,525,660)Gross profit 3,635,305 11,363,896 2,991,172 10,258,426Selling expenses 33 (206,911) (553,006) (166,088) (473,402) Allowance for doubtful accounts 10 (c) (159,127) (375,477) 352,408 28,886 Administrative expenses 33 (355,810) (1,017,986) (598,267) (1,119,630) Other operating income (expenses), net 35 292,911 258,432 (54,964) (7,526) Equity accounting 12 39,962 146,254 11,308 38,217Profit from operations before financial income (expenses) 3,246,330 9,822,113 2,535,569 8,724,971Financial income, net 34 (1,236,356) (3,342,915) 703,806 (9,292)Profit before income and social contribution taxes 2,009,974 6,479,198 3,239,375 8,715,679Income and social contribution taxes Current 23 (c) (343,648) (2,244,327) (1,370,181) (2,863,350) Deferred 23 (c) (282,538) 345,132 289,371 (75,710) (626,186) (1,899,195) (1,080,810) (2,939,060)Profit for the period 1,383,788 4,580,003 2,158,565 5,776,619 Earnings per share - basic and diluted (in reais) 30 0.39 1.31 0.63 1.69Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Income for the Three and Nine-Month Periods ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 6Consolidated Note July to September 2026 January to September 2026 July to September 2025 January to September 2025Net operating revenue 32 10,140,841 30,314,585 9,424,891 26,815,621 Operating costs 33 (6,401,696) (18,801,572) (6,430,487) (16,551,520)Gross profit 3,739,145 11,513,013 2,994,404 10,264,101Selling expenses 33 (207,150) (553,708) (166,344) (474,308) Allowance for doubtful accounts 10 (c) (159,377) (376,593) 352,449 28,358 Administrative expenses 33 (407,160) (1,122,754) (599,896) (1,119,461) Other operating income (expenses), net 35 266,049 296,623 (54,304) (6,865) Equity accounting 12 14,541 40,595 7,452 31,980Profit from operations before financial income (expenses) 3,246,048 9,797,176 2,533,761 8,723,805Financial income, net 34 (1,222,061) (3,264,167) 707,098 (4,178)Profit before income and social contribution taxes 2,023,987 6,533,009 3,240,859 8,719,627Income and social contribution taxes Current 23 (c) (312,679) (2,277,717) (1,371,665) (2,867,298) Deferred 23 (c) (323,573) 345,907 289,371 (75,710) (636,252) (1,931,810) (1,082,294) (2,943,008)Profit for the period 1,387,735 4,601,199 2,158,565 5,776,619 Attributable to: Controlling shareholders 1,383,788 4,580,003 2,158,565 5,776,619 Non-controlling shareholders 3,947 21,196 — — Earnings per share - basic and diluted (in reais) 30 0.39 1.31 0.63 1.69Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Comprehensive Income for the Three and Nine-Month Periods ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 7Individual Consolidated Individual and ConsolidatedNote July to September 2026January to September 2026July to September 2026January to September 2026July to September 2025January to September 2025Profit for the period 1,383,788 4,580,003 1,387,735 4,601,199 2,158,565 5,776,619 Other comprehensive income that will be reclassified to net income in subsequent periodsAccumulated losses on cash flow hedge, net of taxes — — — — (104,307) (28) Others 18 (444) 18 (444) (275) (297) Total comprehensive income for the period 1,383,8064,579,559 1,387,753 4,600,7552,053,983 5,776,294 Attributable to: Controlling shareholders 1,383,806 4,579,559 1,383,806 4,579,559 2,053,983 5,776,294 Non-controlling shareholders — — 3,947 21,196 — —Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Changes in Equity for the Nine-Month Period Ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 8Note Capital stock Treasury shares Capital reserve Legal reserve Investment reserve Retained Earnings/Ac cumulated Losses Equity valuation adjustments Non-Controlling Shareholders TotalIndividual and Consolidated Balances as of December 31, 2024 15,000,000 — — 2,343,583 19,304,132 — 280,339 — 36,928,054 Profit for the period — — — — — 5,776,619 — — 5,776,619 Gains and losses on financial instruments — — — — — — (28) — (28) Cumulative translation adjustments for the period — — — — — — (297) — (297) Total comprehensive income/(loss) for the period — — — — — 5,776,619 (325) — 5,776,294 Capital increase 3,400,000 — — — (3,400,000) — — — — Long-Term Incentive Plan — — 5,927 — — — — — 5,927 Balances as of September 30, 2025 18,400,000 — 5,927 2,343,583 15,904,132 5,776,619 280,014 — 42,710,275Balances as of December 31, 2025 21,210,000 (475,385) 30,219 2,766,686 18,751,526 — 118,078 — 42,401,124 Profit for the period — — — — — 4,580,003 — 21,196 4,601,199 Other adjustments — — — — — — (444) — (444) Total comprehensive income/(loss) for the period — — — — — 4,580,003 (444) 21,196 4,600,755 Capital increase 29 (a) 169,216 — 125,779 — (169,216) — — — 125,779 Long-Term Incentive Plan 29 (b) — — 88,763 — — — — — 88,763 Shares Exercised 29 (c) — 3,385 (2,745) — — (640) — — — Treasury shares — (2,687) — — — — — — (2,687) Addition of non-controlling interest arising from business combination — — — — — — — 417,090 417,090 Acquisition of non-controlling interest 4 — — — — — (473,011) — (438,286) (911,297) Balances as of September 30, 2026 21,379,216 (474,687) 242,016 2,766,686 18,582,310 4,106,352 117,634 — 46,719,527Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Cash Flows for the Nine-Month Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 9 Individual Consolidated January to September 2026 January to September 2025 January to September 2026 January to September 2025Cash flows from operating activities Profit before income and social contribution taxes 6,479,198 8,715,679 6,533,009 8,719,627 Adjustments for reconciliation of net income: Depreciation and amortization 2,156,130 1,658,307 2,171,223 1,662,007 Residual value of property, plant and equipment, intangible assets and investment properties written-off 30,518 65,835 30,723 65,835 Allowance for doubtful accounts 375,477 (28,886) 376,593 (28,358) Provisions and inflation adjustments on provisions 168,570 (350,778) 177,475 (350,778) Interest calculated on borrowings and financing payable 4,283,991 1,409,412 4,284,027 1,387,022 Interest and inflation adjustments, net (1,500,817) (2,449,203) (1,520,002) (2,449,781) Derivative financial instruments and mark-to-market 220,133 949,856 220,133 1,076,002 Financial Charges from Customers (222,105) (353,169) (241,656) (353,169) Equity Accounting (146,254) (38,217) (40,595) (31,980) Interest and inflation adjustments on PPP 366,992 375,844 366,992 375,844 Municipal transfers 481,355 438,755 481,636 439,014 Pension plan obligations 113,678 204,559 137,120 204,559 Deferred PIS/Cofins on financial asset of the concession 79,843 102,325 79,843 102,325 Financial asset of the concession - restatement (863,165) (846,600) (863,165) (846,600) Other adjustments (180,063) 472,823 (178,715) 472,196 11,843,481 10,326,542 12,014,641 10,443,765 Changes in assets Trade receivables 489,323 1,386,365 508,974 1,394,728 Related-party balances and transactions 90,541 92,948 90,526 92,937 Inventories (131,866) 15,034 (132,266) 15,034 Taxes recoverable 45,142 464,475 47,343 464,464 Escrow Deposits (50,020) 17,974 (51,491) 8,441 Other assets (277,662) 87,532 (187,159) 84,398Changes in liabilities Trade payables and contractors 386,104 755,103 386,619 759,387 Services payable (387,220) 377,228 (388,414) 377,210 Labor and social obligations (121,053) (627,789) (119,520) (627,789) Taxes and contributions payable (306,018) (970,484) (327,382) (972,567) Deferred PIS/Cofins (8,949) (28,866) (8,949) (28,866) Provisions (93,366) (279,864) (93,366) (279,865) Pension plan obligations (189,423) (186,494) (213,617) (186,494) Other liabilities 66,397 (196,490) (16,898) (177,335) Cash generated from operations 11,355,411 11,233,214 11,509,041 11,367,448Interest Paid (3,540,828) (2,162,503) (3,426,793) (2,162,503) Income and social contribution taxes paid (1,823,442) (1,748,270) (1,827,445) (1,750,581)Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Cash Flows for the Nine-Month Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 10 Net cash generated from operating activities 5,991,141 7,322,441 6,254,803 7,454,364Cash flows from investment activities Acquisition of contract assets, intangible assets and property, plant and equipment (13,623,750) (9,656,446) (13,639,618) (9,662,008) Restricted cash (4,634) (24,546) (4,634) (24,546) Financial investments - Investment (27,916,656) (21,371,138) (28,023,418) (21,384,390) Financial investments - Redemption 30,555,416 19,860,724 30,596,691 19,868,167 Interest received 1,586,808 209,815 1,589,188 209,828 Dividends received 21,120 13,789 21,120 13,789 Acquisition of subsidiary, net of cash acquired (consolidated) (682,643) — (302,293) — Acquisition of joint venture, net of cash acquired — — (30,662) — Capital increase in investees — (6,132) — — Net cash used in investment activities (10,064,339) (10,973,934) (9,793,626) (10,979,160)Cash flows from financing activities Borrowings and financing Funding 14,631,476 12,025,562 14,631,476 11,899,483 Payments (7,256,928) (2,167,345) (7,257,842) (2,167,345) Payment of interest on equity (1,687,301) (2,363,777) (1,687,301) (2,363,777) Acquisition of non-controlling interests (746,443) — (746,443) — Public-Private Partnership - PPP (373,045) (359,965) (373,045) (359,965) Derivative financial instruments - Paid (1,465,970) (197,187) (1,580,533) (197,187) Payment for Acquisition of Treasury Shares (2,687) — (2,687) — Net cash generated from financing activities 3,099,102 6,937,288 2,983,625 6,811,209Increase / (decrease) in cash and cash equivalents in the period (974,096) 3,285,795 (555,198) 3,286,413Represented by: Cash and cash equivalents at the beginning of the period 4,569,998 1,681,204 4,663,226 1,682,606 Cash and cash equivalents at the end of the period 3,595,902 4,966,999 4,108,028 4,969,019 Increase / (decrease) in cash and cash equivalents in the period (974,096) 3,285,795 (555,198) 3,286,413Companhia de Saneamento Básico do Estado de São Paulo - SABESPStatements of Value Added for the Nine-Month Periods ended September 30, 2026 and 2025 In thousands of reais The accompanying notes are an integral part of these financial statements. 11 Individual ConsolidatedNote January to September 2026January to September 2025January to September 2026January to September 2025 Revenue Sanitation services (includes FAUSP and Financial Asset) 32 20,220,828 18,497,843 20,577,586 18,525,095 Construction 11,167,465 9,590,592 11,250,288 9,596,154 Other revenue 337,555 70,746 376,867 70,745 Allowance for doubtful accounts 10 (c) (375,477) 28,886 (376,593) 28,358 31,350,371 28,188,067 31,828,148 28,220,352 Inputs purchased from third parties Operating and construction costs (14,022,436) (11,993,229) (14,218,899) (12,129,043) Materials, electricity, outsourced services, and others (897,626) (779,585) (918,140) (783,184) Other operating expenses 35 (74,739) (69,958) (75,860) (69,958) (14,994,801) (12,842,772) (15,212,899) (12,982,185) Gross value added 16,355,570 15,345,295 16,615,249 15,238,167Retentions Depreciation and amortization 33 (2,156,130) (1,658,307) (2,171,223) (1,662,007)Wealth created by the Company 14,199,440 13,686,988 14,444,026 13,576,160Wealth received in transfer Equity Accounting 12 146,254 38,217 40,595 31,980 Financial income 1,936,476 2,878,675 2,193,456 2,988,884 2,082,730 2,916,892 2,234,051 3,020,864Total value added to distribute 16,282,170 16,603,880 16,678,077 16,597,024Value added distribution Personnel Direct Compensation 1,306,312 1,778,003 1,364,550 1,777,316 Benefits 668,428 523,109 717,324 523,109 Guarantee Fund for Length of Service (FGTS) 112,593 208,489 112,635 208,489 2,087,333 2,509,601 2,194,509 2,508,914 Taxes, fees, and contributions Federal 3,407,623 4,657,078 3,479,834 4,653,322 State 99,434 147,781 99,703 147,648 Municipal 77,856 57,461 95,812 57,461 3,584,913 4,862,320 3,675,349 4,858,431 Value distributed to providers of capital Interest, exchange rate changes and inflation adjustments 6,011,911 3,438,028 6,187,130 3,435,748 Rentals 18,010 17,312 19,890 17,312 6,029,921 3,455,340 6,207,020 3,453,060 Value distributed to shareholders Retained earnings 4,580,003 5,776,619 4,580,003 5,776,619 Non-controlling shareholders — — 21,196 — 4,580,003 5,776,619 4,601,199 5,776,619Value added distributed 16,282,170 16,603,880 16,678,077 16,597,024Earnings Release 3Q26 November 5, 2026 • 3Q26 core EPS¹,² of R$0.31 versus R$0.38 in 3Q25 • R$4.5 bn Capex in 3Q26, +13.8% y/y CEO Message In the third quarter of 2026, Sabesp continued to advance the priorities shaping the Company’s future. Our first priority is universalization, delivered safely, followed by the continued improvement of our customers’ experience. We continued to make progress on universalization, investing R$4.5 billion in the quarter and approximately R$12 billion in the first nine months of 2026. As of September, we had achieved 118%³ of the 2024-2026 U-Factor target for new water units, 103%4 for new sewage units and 89% for units connected to sewage treatment. The benefits of these investments are already visible: in the São Paulo Metropolitan Region, the average annual organic load discharged into the Tietê River has declined by approximately 30% in comparison to 2025. We are pursuing this agenda without compromising safety: our continued focus on strengthening safety standards and field oversight is delivering results, with the Lost-Time Injury Frequency Rate declining by 50% among our employees and 62% among contractors year-over-year. Customer experience, also continued to improve as our Commercial Plan advanced. Since March 2026, complaints through Ombudsman and other critical channels have declined by 51%, while average waiting time at customer service agencies has fallen by 70%, reinforcing the progress we are making in building a more customer-centric Company. We remain focused on executing our transformation with discipline: expanding access to essential water and sanitation services safely, improving our customers’ experience and the quality of our operations, and creating sustainable long-term value. Consolidated Results Sabesp’s operating performance in the quarter reflected the expansion of its customer base and progress on its universalization agenda. Adjusted Net Revenue² increased 9.0% year-over-year, driven by tariff adjustments and higher volumes, supported by new units added through universalization. This was partially offset by rainier weather conditions, which affected consumption patterns and resulted in an unfavorable customer category and consumption-band mix. Adjusted EBITDA² increased 13.8% year-over-year, despite the execution of the Commercial Plan, which had a R$179 million impact in the quarter. The initiatives implemented under the plan have contributed to lower complaints and shorter waiting times at customer service agencies. Adjusted Net Income² decreased 13.8% year-over-year, mainly reflecting a weaker net financial result, as 3Q25 benefited from a non-recurring R$1.5 billion gain from court-ordered payments (precatórios), while interest expenses increased on a larger debt balance associated with the financing of our accelerated investment program. CapEx reached R$4.5 billion in 3Q26, up 13.8% year-over-year, bringing investments in the first nine months of the year to approximately R$12 billion, 15% higher year-over-year. The contracted CapEx backlog reached R$44.2 billion, with the sequential increase driven by the contracting of Universalization Waves 2 and 3, while Wave 4, covering the São Paulo Metropolitan Area, remains in bidding. Conference Call 1. 2. 3. 4. Considers the stock split in the proportion 1:5 as approved in the EGM of April 28, 2026 Excluding construction margin, financial asset, non-recurring effects and EMAE FY24-26 target: 126% achievement in residential and 93% in informal and rural target FY24-26 target: 118% achievement in residential and 71% in informal and rural target 121. Considers the stock split in the proportion 1:5 as approved in the EGM of April 28, 2026 2. Excluding construction margin, financial asset, non-recurring effects and EMAE 3. FY24-26 target: 126% achievement in residential and 93% in informal and rural target 4. FY24-26 target: 118% achievement in residential and 71% in informal and rural target 13 Earnings Release 3Q26 Will be held on November 6, 2026, at 10:00 AM (Brasília time). Access link is available at the Company’s Investor Relations website. The presentation has been made available at the same website. An audio recording of the call will be posted at the same website. REPORTED INCOME STATEMENT (CONSOLIDATED) R$ mn 3Q26 3Q25 Var. (R$) % / pp YTD26 YTD25 Var. (R$) % / pp Revenue from Operations 6,449 6,108 340 5.6 19,351 18,415 936 5.1 FAUSP (1) (332) 331 (99.7) 39 (736) 776 (105.4) Financial Asset 50 154 (104) (67.6) 863 847 17 2.0 Sales Tax (507) (430) (78) 18.1 (1,513) (1,306) (208) 15.9 Energy Revenue 150 - 150 - 324 - 324 - (=) Net Service Revenue 6,140 5,501 639 11.6 19,064 17,219 1,845 10.7 Construction revenues 4,001 3,924 76 1.9 11,250 9,596 1,654 17.2 (=) Net Revenue 10,141 9,425 716 7.6 30,315 26,816 3,499 13.0 Construction costs (4,007) (3,924) (83) 2.1 (11,243) (9,596) (1,647) 17.2 Operating Costs and expenses (2,433) (2,385) (48) 2.0 (7,440) (6,859) (582) 8.5 Other operating income/(expense), net 266 (54) 320 (589.9) 297 (7) 303 (4,421.2) Minority Interest 15 7 7 95.2 41 32 9 26.9 (=) EBITDA 3,982 3,069 913 29.7 11,968 10,386 1,583 15.2 (%) Margin 39% 33% - 6.7 39% 39% - 0.8 Depreciation and Amortization (736) (535) (200) 37.5 (2,171) (1,662) (509) 30.6 (=) EBIT 3,246 2,534 712 28.1 9,797 8,724 1,073 12.3 Net Financial result (1,222) 707 (1,929) (272.8) (3,264) (4) (3,260) 78,021.1 (=) EBT 2,024 3,241 (1,217) (37.5) 6,533 8,720 (2,187) (25.1) Income tax (636) (1,082) 446 (41.2) (1,932) (2,943) 1,011 (34.4) (=) Net income 1,388 2,159 (771) (35.7) 4,601 5,777 (1,175) (20.3) (%) Margin 14% 23% - (9.2) 15% 22% - (6.4) EPS (R$)* 0.39 0.63 - - 1.31 1.69 - -* Includes EMAE14 Earnings Release 3Q26 ADJUSTED INCOME STATEMENT (CONSOLIDATED) R$ mn3Q26 Adjustments 3Q26 Adjusted 3Q25 Adjusted Var. (R$) % / pp Financial Asset Construction Non Recurring EMAE Revenue from Operations 6,449 - - - - 6,449 6,108 340 5.6 FAUSP (1) - - - - (1) (225) 224 (99.5) Financial Asset 50 50 - - - - - - - Sales Tax (507) (5) - - (13) (489) (415) (74) 17.9 Energy Revenue 150 - - - 150 - - - - (=) Net Service Revenue 6,140 45 - - 137 5,958 5,468 490 9.0 Construction revenues 4,001 - 3,979 - 21 - - - - (=) Net Revenue 10,141 45 3,979 - 158 5,958 5,468 490 9.0 Construction costs (4,007) - (3,979) - (28) - - - - Operating Costs and expenses (2,433) - - (38) (76) (2,319) (2,262) (56) 2.5 Other operating income/(expense), net 266 - - 300 (28) (6) (8) 2 (25.5) Minority Interest 15 - - - - 15 7 7 95.2 (=) EBITDA 3,982 45 - 262 26 3,648 3,206 443 13.8 (%) Margin 39% - - - 16% 61% 59% - 2.6 Depreciation and Amortization (736) - - - (4) (732) (535) (197) 36.8 (=) EBIT 3,246 45 - 262 22 2,916 2,671 246 9.2 Net Financial result (1,222) - - 78 12 (1,312) (754) (558) 74.0 (=) EBT 2,024 45 - 339 35 1,605 1,916 (312) (16.3) Income tax (636) (15) - (115) (8) (497) (632) 135 (21.3) (=) Net income 1,388 30 - 224 27 1,107 1,284 (177) (13.8) (%) Margin 14% - - - 17% 19% 23% - (4.9) EPS (R$)* 0.39 - - - - 0.31 0.38 - -* Balance adjusted by construction revenue/costNon‑recurring effects on 3Q26 EBITDA: R$300 million related to tax credit and R$(38) million related to the Jaguaré incident. Non‑recurring effects on 3Q26 Net Financial Result: R$78 million related to the tax credit.15 Earnings Release 3Q26 ADJUSTED NET REVENUE Adjusted net revenue from core services, totaled R$ 5,958 mn in 3Q26, an increase of +9.0% vs 3Q25. The main factors that impacted revenue in the period were: • +7.7% in net price: +10.6% rate phase-in, offset by higher reforms; • +2.1% in volume: New units +2.2%; metering upgrade +0.4% and weather/economy activities (0.4)%; • (0.8)% in mix: customer categories and consumption band mix (0.6)%, linked to weather.CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Rate (R$/m³) Category 3Q26 3Q25% 3Q26 3Q25 % Residential 945 932 1.4 4.32 4.04 7.0 Commercial 98 98 0.3 16.14 15.12 6.7 Industrial 18 18 (3.3) 22.06 19.50 13.1 Total Retail 1,061 1,048 1.2 5.71 5.35 6.9 Wholesale 13 13 (1.4) 3.09 2.91 6.1 Others¹ 26 25 1.1 22.33 21.08 5.9 Total 1,099 1,087 1.1 6.07 5.68 6.8Billed Volume (millions of m³) Average Rate (R$/m³) Category YTD26 YTD25 % YTD26 YTD25 % Residential 2,848 2,802 1.6 4.32 4.09 5.8 Commercial 291 296 (1.8) 15.73 14.71 7.0 Industrial 52 55 (6.2) 21.55 18.94 13.8 Total Retail 3,190 3,153 1.2 5.64 5.34 5.6 Wholesale² 39 40 (2.2) 3.07 2.81 8.9 Others¹,² 75 92 (18.1) 21.95 17.06 28.7 Total 3,303 3,284 0.6 5.98 5.64 6.1(1) Others are composed of Public and Company-Owned Buildings. (2) Wholesale and Others in 2025 were adjusted to incorporate the amount related to Olímpia.Number of connections in thousands¹ 3Q26 3Q25 Var. % Water¹ 9,515 9,509 6.3 0.1 Sewage¹ 8,255 8,245 10.0 0.1(1) Active and registered connections, at the end of the period Not audited by external auditors16 Earnings Release 3Q26COST AND EXPENSE In 3Q26, Costs and Expenses totaled R$ 2,325 mn, a 2.4% increase compared to R$ 2,270 mn recorded in 3Q25, which was mainly driven by: (i) R$ (112) mn in Power due to inflation and Angra new sector charges; (ii) R$ (82) mn in allowances for doubtful accounts mainly driven by portfolio aging; (iii) R$ 147 mn in Personnel due to health plan migration, collective bargain and workforce mix R$ mn 3Q26 Adjusted 3Q25 Adjusted Var. (R$) % YTD26 Adjusted YTD25 Adjusted Var. (R$) % Personnel (538) (685) 147 (21.4) (1,700) (2,011) 311 (15.5) General supplies (79) (86) 7 (8.1) (256) (195) (61) 31.4 Treatment supplies (118) (120) 2 (1.4) (450) (364) (86) 23.7 Services (731) (712) (19) 2.7 (2,291) (2,018) (273) 13.5 Power (415) (302) (112) 37.2 (1,209) (1,144) (65) 5.7 General expenses (241) (262) 21 (8.0) (688) (540) (148) 27.3 Tax expenses (37) (18) (19) 102.5 (113) (64) (50) 78.2 Allowance for doubtful accounts (159) (77) (82) 106.1 (377) (419) 43 (10.2) Other revenues and expenses (6) (8) 2 (25.5) (13) 23 (35) (156.9) Costs and Expenses (2,325) (2,270) (54) 2.4 (7,096) (6,732) (364) 5.4 Depreciation and Amortization (732) (535) (197) 36.8 (2,160) (1,662) (498) 30.0 Costs, Expenses, Depreciation and Amortization (3,056) (2,805) (251) 9.0 (9,256) (8,394) (862) 10.3PERSONNEL Sabesp ended 3Q26 with 9,057 employees, a 2.7% reduction vs the same period of the previous year and a 3.4% reduction when considering the average number of employees. The upside from headcount reduction was offset by 4.4% wage inflation.Number of employees 3Q26 3Q25 Var. (Qty.) % Employees at the end of each period 9,057 9,306 (249) (2.7) Employees - simple average 8,959 9,279 (320) (3.4)CAPITAL EXPENDITURESIn 3Q26, Capex totaled R$ 4,528 mn, an increase of 13.8% compared to the same period of the previous year. Investments in YTD26 reached R$ 11,986 mn, a 14.9% increase y/y. R$ mn 3Q26 3Q25 Var. (R$) % 9M26 9M25 Var. (R$) % Water 1,701 1,155 546 47.2 3,994 2,815 1,179 41.9 Sewage 2,827 2,823 4 0.1 7,992 7,616 376 4.9 Total 4,528 3,978 549 13.8 11,986 10,430 1,556 14.917 Earnings Release 3Q26 BALANCE SHEET (CONSOLIDATED) (i) Trade receivables decreased by R$ 680 mn: In Dec/25, SABESP had a balance of R$ 814 mn in court-ordered payments (precatórios) which were collected during the first nine months of the year. (ii) Contract asset increased by R$ 10.6 bn: The change was mainly driven by R$ 13 bn of additions from work in progress, partially offset by transfers to intangible assets and asset bifurcation of R$ (2.6) bn. (iii) ST and LT Debt increased by R$ 6.3 bn: driven by R$ 14.6 bn of new debt, partially offset by R$ (7.3) bn of amortizations and prepayments. ASSETS 3Q26 4Q25 Current assets Cash and Equivalents 4,108,028 4,663,226 ST investments 5,074,767 7,707,745 Trade receivables 3,793,956 4,413,449 Related parties 308,169 276,388 Inventories 86,831 22,061 Restricted cash 15,720 9,575 Taxes 1,783,283 1,295,310 Held for sale 48,150 26,864 Other assets 466,743 141,892 Total Current assets 15,685,647 18,556,510 Fixed and LT assets Trade receivables 198,244 258,544 Related parties 816,015 862,782 Legal deposits 233,075 120,021 Deferred income tax and social contribution 42,313 - Taxes to be recovered 258,187 - Investments 258,164 254,358 Non-operating Property 328,064 49,933 Contract asset (Construction in progress) 21,691,436 11,018,516 Financial asset (Indemnity) 23,259,497 21,665,330 Intangible 51,162,227 50,492,473 PP&E 1,203,761 890,791 Other assets 29,138 33,509 Total noncurrent assets 99,480,121 85,646,257 Total Assets 115,165,768 104,202,767 LIABILITIES AND EQUITY 3Q26 4Q25 Current liabilities Trade payables 1,978,363 2,400,046 Services payable 2,865,638 2,772,416 ST Debt 2,876,086 5,092,816 Labor 526,265 699,629 Tax 747,238 615,592 Sales Tax 76,152 89,049 Dividends and IoC 441,222 2,059,850 Legal Accruals 291,480 1,370,013 Public-Private Partnership 481,705 469,687 Derivatives 2,130,720 661,421 Performance Agreements 97,746 120,776 Contract liabilities 36,882 - Others 318,226 201,619 Total Current liabilities 12,867,723 16,552,914 Noncurrent Liabilities LT Debt 43,560,823 35,049,531 Tax 2,784,776 3,129,908 Sales Tax 1,275,707 1,191,916 Legal Accruals 1,870,109 533,399 Pension 2,397,135 2,140,161 Public-Private Partnership 2,837,937 2,856,008 Performance Contracts 1,200 6,15118 Earnings Release 3Q26 Contract liabilities 632,047 - Others 218,784 341,655 Total Noncurrent Liabilities 55,578,518 45,248,729 Total Liabilities 68,446,241 61,801,643 Equity Capital stock 21,379,216 21,210,000 Capital reserves 242,016 30,219 Earnings reserves 21,348,996 21,518,212 Treasury Shares (474,687) (475,385) Other Comprehensive Income 117,634 118,078 Retained Earnings/Accumulated Losses 4,106,352 - Total Equity - Controlling Shareholders 46,719,527 42,401,124 Interest of Non- Controlling Shareholders - - Total Equity 46,719,527 42,401,124 Total Equity and Liabilities 115,165,768 104,202,767STATEMENT OF CASH FLOWS (CONSOLIDATED) R$ ‘000 3Q26 3Q25 Cash flows from operations 4,169,848 3,094,604 Earnings before Tax 2,023,987 3,240,860 Adjustments on net income: Depreciation and amortization 735,502 535,081 Fixed Assets write-off 29,289 62,964 Allowance for doubtful accounts 159,377 (352,449) Accruals and inflation over accruals 39,614 (41,668) Interest owed 1,577,318 168,021 Interest and inflation adjustments, net (281,131) (2,062,980) Derivatives (130,097) 1,042,898 Financial Charges from Customers (52,097) (172,807) Equity pick-up (14,541) (7,451) PPP Interest and inflation 122,252 73,450 SP City Transfers 140,961 170,282 Pension 44,624 68,084 Deferred Sales Tax on financial assets (indemnity) 4,619 14,261 Update of financial asset (indemnity) (49,935) (154,164) Others (179,894) 510,222 4,169,848 3,094,604 Changes in assets Trade receivables 51,955 1,544,836 Related parties 25,782 16,142 Inventory (103,826) (28,562) Tax 204,117 449,509 Escrow (6,077) (71,558) Others (113,835) 27,431Changes in liabilities Trade payables (17,115) 306,551 Services payables (363,665) 177,180 Labor 71,293 (38,407) Income Tax 101,112 (722,515) Sales Tax (1,661) (20,186) Accruals (26,467) (147,685) Pension (71,104) (63,694) Others 68,778 12,698 Cash from operations 3,989,135 4,536,344Interest paid (1,512,691) (963,207) Income tax (349,342) (399,867)Free cashflow from operations 2,127,102 3,173,27019 Earnings Release 3Q26Cash-flow from investments Contract, intangible assets and PP&E (5,107,613) (3,783,368) Restricted Cash 12,877 (4,234) Financial investments – Investment (3,919,706) (10,041,790) Financial Investments – Withdrawal 11,779,590 7,422,894 Interest Received 771,923 (79,864) Investment 5,508 13,789 Equity redemption/(injection) in subsidiaries 570 Free cashflow from investments 3,542,579 (6,472,003)Cash flow from financing activity Borrowings Debt issuance 390,340 4,711,941 Amortization (5,370,553) (796,735) PPP (124,828) (85,025) Derivatives (697,402) (123,445) Payment for acquisition of treasury shares (2,687) Free cashflow from financing activities (5,805,130) 3,706,736Increase / (decrease) in cash and cash equivalents in the period (135,449) 408,003Represented by: Cash and equivalents BoP 4,243,477 4,561,016 Cash and equivalents EoP 4,108,028 4,969,019 Increase / (decrease) in cash and cash equivalents in the period (135,449) 408,003Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated 1 Operations Companhia de Saneamento Básico do Estado de São Paulo (“SABESP”) is a publicly-held corporation headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-000. SABESP, and its direct and indirect subsidiaries, individually or collectively (the “Company”), is engaged in the provision of basic and environmental sanitation services in São Paulo State, and supplies treated water and sewage services on a wholesale basis. SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. Since January 2026, following the acquisition of Empresa Metropolitana de Águas e Energia (“EMAE”), the Company has also begun operating in the planning, construction, operation, and maintenance of energy generation systems, as well as in the commercialization of electric power. The Company’s shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (“NYSE”) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002. Approvals The quarterly financial information was approved by the Board of Directors on November 5, 2026. 2 Basis of preparation and presentation of the quarterly information The quarterly information as of September 30, 2026, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Statements and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information (ITR), and presented according to the rules issued by the CVM. Accordingly, this quarterly information takes into consideration the Circular Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly information as of September 30, 2026, shall be read jointly with the Annual Financial Statements as of December 31, 2025, issued on March 16, 2026, prepared under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). Therefore, the following explanatory notes of this quarterly information are not presented or are not at the same level of detail and/or with the same numerical references as the notes included in the Annual Financial Statements: i. ii. iii. iv. v. vi. vii. viii. ix. x. xi. Summary of material accounting policy information (Note 3); Changes in accounting practices and disclosures (Note 4); Risk management - Financial instruments (Note 5.4); Significant accounting estimates and judgments (Note 6); Balances and transactions with related parties (Note 11); Investments (Note 12); Intangible Assets (Note 15); Borrowings and financing (Note 17); Provisions (Note 23); Pension plan obligations (Note 25); Equity (Note 27); All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration. The Company prepared the quarterly information on a going concern basis. The amounts disclosed in the Notes are presented in thousands of reais, unless otherwise stated. The accompanying notes are an integral part of these financial statements. 20 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated 3 Summary of material accounting policy information The material accounting policy information used in the preparation of the quarterly information as of September 30, 2026, is consistent with that used to prepare the Annual Financial Statements for the year ended December 31, 2025, except for the adoption of the standards and amendments effective as of January 1, 2026 (Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments; Annual Improvements to IFRS Accounting Standards – Volume 11), which did not have a material impact on the Company's interim financial information. The Company has not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective. Additionally, the accounting policies set out below relate to new transactions that did not exist in the year ended December 31, 2025. 3.1 Business combination A business combination occurs when the Company obtains control of another entity or operation. Such transactions are accounted for using the acquisition method whereby the identifiable assets acquired and liabilities assumed are recognized at their respective fair values as of the acquisition date. The difference between the consideration transferred and the fair value of the net assets acquired may result in the recognition of goodwill or a gain on a bargain purchase. Acquisition related costs are recognized as an expense as incurred. To determine whether an acquisition constitutes a business, the Company assesses whether the acquired set includes inputs and processes capable of generating goods or services, revenue, or other economic benefits. In other words, the acquisition of standalone assets is not sufficient; the acquired elements must have the capability to operate and generate outputs. In making this assessment, the Company considers whether the acquired processes are critical to the continuation or development of the activities and whether they are supported by the resources necessary for their execution, such as systems, technology, specialized knowledge, or a skilled workforce. As of the acquisition date, the Company also assesses the assets acquired and liabilities assumed in order to classify them based on their contractual, economic, and legal characteristics. Any contingent consideration is initially recognized at fair value, and subsequent changes in its measurement are accounted for in accordance with CPC 48 / IFRS 9 and recognized in profit or loss. When the consideration transferred exceeds the fair value of the net assets acquired, the excess is recognized as goodwill. Such goodwill is subsequently tested for impairment on a recurring basis and allocated to the cash-generating units expected to benefit from the synergies arising from the acquisition. If the acquisition relates to a concession arrangement, the excess is recognized as an intangible asset and amortized over the term of the concession contract. When a portion of a cash-generating unit is disposed of, the corresponding portion of goodwill is included in the carrying amount of the operation when determining the gain or loss on disposal. In business combinations achieved in stages, the equity interest previously held by the Company is remeasured to fair value on the date control is obtained, with any resulting gain or loss recognized in profit or loss for the period. As a result of the business combination, the following accounting policies have become part of the Company’s financial information due to distinct operations carried out by the acquirees in the context of their operation. Such accounting policies are not considered divergent policies for similar events or circumstances, as they relate to transactions assumed upon the acquisition of control of the acquirees, and did not exist prior to that event. The accompanying notes are an integral part of these financial statements. 21 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated 3.2 Revenue from the Electricity Segment Revenue is recognized in accordance with CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable to revenue arising from contracts with customers. Revenue is recognized when the Company: (i) identifies the contracts with customers; (ii) identifies the distinct performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) satisfies the performance obligations. 3.2.1 Quota regime The Annual Generation Revenue (“RAG”) of the power plants subject to the second amendment to the concession agreement remunerates the operation and maintenance services, the investments made, future investments, and sector charges related to the subsidiary EMAE. The RAG related to operation and maintenance services and sector charges is recognized monthly in the profit or loss, in order to allow its comparison with the costs of the same period. The quota revenue is received on a monthly basis in the same proportion as the revenue recognized on accrual basis. 3.2.2 Electric power supply - Auction In the operational context of the subsidiary EMAE, the sale of energy to other electricity distribution concessionaires, carried out through contracts signed in auctions promoted by the National Electricity Regulatory Agency ("ANEEL") in the Regulated Contracting Environment, is classified as supply. Revenue is recognized monthly as the energy is delivered to the buyer. 3.2.3 Concession of areas adjacent to the São Paulo Plant In 2020, the subsidiary EMAE granted areas adjacent to the São Paulo Plant for commercial purposes in exchange for a fixed grant of R$ 280.1 million received monthly from January 2024 to December 2044, plus a variable grant of 4% to 8% of the development’s gross revenue, with an increasing percentage every three years. The fixed grant is recognized on a straight-line basis and the variable grant as the Consortium’s billing occurs. 3.2.4 Income from services rendered The subsidiary EMAE has a service agreement with the São Paulo Municipal Government for the operation and maintenance of the Eduardo Yassuda Pumping Station. In addition, the subsidiary “Águas de Castilho” provides maintenance services, auxiliary services such as water meter installations and water connection and reconnection, and other services performed in accordance with the rules and standards required by the granting authority of the concession in which it operates. Both revenues are recognized as the contracted services are performed. These agreements are valid for one year and are renewable indefinitely. 3.3 Reverse Factoring The Company classifies financial liabilities resulting from financing arrangements (reverse factoring) in the balance sheet when they have a similar nature and function to accounts payable. This classification is adopted if the supplier finance arrangement is part of the working capital used in the Company’s normal operating cycle, the level of security provided is similar to the accounts payable and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of the accounts payable that are not part of the agreement. Cash flows related to liabilities arising from supplier finance arrangements are presented within operating activities in the statements of cash flows under the line item changes in contractors and suppliers. 3.4 Joint operation During the period, the Company acquired an interest in certain joint arrangements classified as joint operations. Joint arrangements are classified as joint operations when the parties exercising joint control have rights to the assets and obligations for the liabilities related to the arrangement, in accordance with CPC 19 (R2) / IFRS 11. In making this The accompanying notes are an integral part of these financial statements. 22Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 23 classification, the Company considers the structure and legal form of the arrangement, the contractual terms, and other facts and circumstances. In particular, it assesses whether decisions regarding relevant activities require unanimous consent from the parties.In joint operations, the Company recognizes, in its separate and consolidated financial statements: (i) its assets, including its share of assets held jointly; (ii) its liabilities, including its share of liabilities incurred jointly; (iii) its revenue from the sale of its share of production; and (iv) its expenses, including its share of jointly incurred expenses. In transactions involving the purchase or sale of assets with the joint operation, gains and losses are recognized only to the extent of the other parties’ interests.Joint operations are accounted for in the financial statements to reflect the Company's contractual rights and obligations.4 Business combination and acquisition of non-controlling interestsEMAEOn January 21, 2026, the Company acquired 29.9% of the total capital and 74.9% of the voting capital of EMAE, representing 11,009,550 (eleven million, nine thousand, five hundred and fifty) common shares of the company that focuses on the planning, construction, operation and maintenance of electricity generation systems, as well as their commercialization, operating under a concession regime. The transaction was motivated by a combination of factors:• Advanced water integration ensuring security of supply • Operational synergy between water and energy • Use of strategic window • Technical and regulatory feasibilityThis holistic approach reflects SABESP’s strategy to strengthen its position as an essential services company in a context of climate challenges, growing demand and the need for better operational efficiency.Assets acquired and liabilities assumedIn accordance with CPC 15 / IFRS 3, although control was obtained and, consequently, the business combination occurred on January 21, 2026, the Company used the beginning of the acquisition month, January 1, 2026, as the measurement and consolidation date for the acquired assets and assumed liabilities. The fair value of EMAE's identifiable assets and liabilities as of January 1, 2026, is presented below:Fair value recognized in the acquisitionFair value recognized in the acquisition Assets Liabilities Cash and cash equivalents 380,350 Trade payables and contractors 28,797 Trade receivables 46,030 Borrowings and financing 448 Taxes recoverable 371,325 Labor and social obligations 28,237 Other assets 136,895 Taxes and contributions payable 9,297 Escrow Deposits 61,457 Dividends and interest on capital payable 10,325 Deferred income and social contribution taxes 41,513 Other liabilities 29,603 Investment properties 316,589 Borrowings and financing 3,533 Financial asset 195,375 Provisions 174,066 Intangible assets 19,253 Pension plan obligations 271,781 Property, plant, and equipment 209,108 Contract liability 626,985Total assets 1,777,895 Total liabilities 1,183,072Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Total net identifiable assets at fair value 594,823 Non-controlling interests measured at the proportionate share method Goodwill/Identifiable asset Total consideration (417,090) 504,910 682,643 These effects are preliminary, since on the date of this disclosure the procedures for allocating the purchase price are still in progress, substantially related to the inspection of the fixed assets acquired, among other analyses. The final allocation of EMAE’s purchase price depends on valuations and other studies that have not yet been completed, as well as on the issuance of the final appraisal report to be prepared by an independent specialized firm. The goodwill/identifiable asset amounting to R$ 504,910 is provisional and subject to the completion of the purchase price allocation (PPA) process, and may be adjusted as the fair value assessments of the identifiable assets acquired and liabilities assumed are finalized, in accordance with the standard’s provisions. The Company adopted, as an accounting policy, the measurement and initial recognition of the non-controlling interest using the proportional interest share method. The total consideration given was settled exclusively in cash, so that there are no clauses providing for supplementary payment by means of contingent payment, put/call option, issue or transfer of shares, assumption of liabilities or transfer of other assets to acquire the interest. Analysis of the cash flow from acquisition Total consideration paid (included in cash flows from investment activities) Net cash acquired from the subsidiary (included in cash flows from investment activities) (682,643) 380,350 Net cash flow from acquisition (302,293) Net operating revenue and pro forma net income were not disclosed, since the effects of the acquisition were reflected in the opening balances. The net operating revenue and pre-tax net income of the acquiree included in the consolidated statement of income for the reporting period were R$ 368,229 and R$ 130,382, respectively .. Transaction costs in the amount of R$ 16,000 were recognized in the profit or loss statement as general and administrative expenses. Acquisition of additional interest in EMAE After obtaining control, the Company acquired additional non-controlling interests, increasing its shareholding in EMAE’s equity to 79.33%: • On January 28, 2026, the Company acquired interest representing 40.21% from Eletrobrás for the amount of R$ 567,705. • On March 12, 2026, the Company acquired interest representing 9.22% from Oceania for the amount of R$ 171,638. Additionally, the Company agreed to pay Eletrobrás a percentage of the amount to be received from the reversible concession’s asset recorded by EMAE (see Note 15). The Company recorded R$ 39,075 as earn-out related to the additional payment, which represents its fair value on the acquisition date. The carrying amount of the proportionate net assets on the acquisition date amounted to R$ 294,021. The breakdown of the additional interest acquired is shown below: Consideration paid to non-controlling shareholders (included in the cash flow from financing activities) Earn-out Carrying value of the additional interest acquired Difference recognized in retained earnings The accompanying notes are an integral part of these financial statements. 739,343 39,075 (294,021) 484,397 24 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated In the second quarter of 2026, the Company acquired additional non-controlling interests, increasing its shareholding in EMAE’s equity to 79.70%: • On May 13, 2026, the Company acquired interest representing 0.37% from Phoenix Água e Energia S.A. for the amount of R$ 7,100. Consideration paid to non-controlling shareholders (included in the cash flow from financing activities) Carrying value of the additional interest acquired Difference recognized in retained earnings 7,100 (3,859) 3,241 In the third quarter of 2026, the Company came to hold 100% of EMAE’s share capital as a result of the merger of the EMAE shares held by non-controlling shareholders: • On September 16, 2026, the transaction—which was approved at an Extraordinary General Meeting of EMAE— resulted in the acquisition of the remaining 20.30%, to be completed through the issuance of 9,875,257 new common shares of the Company (see Note 12): Equity instruments issued Carrying value of the additional interest acquired Difference recognized in retained earnings 125,779 (140,406) (14,627) The fair value of the equity instruments to be issued (common stock) was based on a valuation report prepared by a valuation firm, already adjusted to account for the elimination of the Company’s investment in EMAE and the EMAE shares held as treasury stock. Águas de Castilho S.A. On May 30, 2026, the Company acquired control of Águas de Castilho S.A. (“Águas de Castilho”), a company that operates in the provision of public water supply and sewage services in the Municipality of Castilho, State of São Paulo, by acquiring an additional 70% of the voting shares of this entity. As a result, the Company’s equity interest in Águas de Castilho increased from 30% to 100% and, therefore, the Company obtained control of said company (see Note 12). The transaction was motivated by a combination of factors: • Advanced water integration ensuring security of supply • Operational synergy • Use of strategic window • Technical and regulatory feasibility This holistic approach reflects SABESP’s strategy to strengthen its position as an essential services company in a context of climate challenges, growing demand and the need for better operational efficiency. Assets acquired and liabilities assumed In accordance with the provisions of CPC 15/IFRS 3, with the acquisition having occurred on May 30, 2026, the Company considered the beginning of the month following the acquisition month, i.e., June 1, 2026, for purposes of measuring and consolidating the acquired assets and assumed liabilities. Based on this date, there are four months of the acquiree’s results included in the consolidated financial statements. The fair value of Águas de Castilho's identifiable assets and liabilities on June 1, 2026, is presented below: The accompanying notes are an integral part of these financial statements. 25Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 26Fair value recognized in the acquisitionFair value recognized in the acquisition Assets Liabilities Cash and cash equivalents 58 Trade payables and contractors 607 Financial investments 4,466 Borrowings and financing 763 Trade receivables 1,572 Labor and social obligations 119 Inventories 187 Taxes and contributions payable 234 Taxes recoverable 14 Dividends and interest on equity 6,738 Other assets 1,336 Provisions 2 Escrow Deposits 106 Other liabilities 187 Deferred income and social contribution taxes 26 Contract assets and other concession assets 492 Intangible assets 12,993 Property, plant, and equipment 143Total assets 21,393 Total liabilities 8,650Total net identifiable assets at fair value 12,743 Fair value of equity interest held prior to business combination (13,251) Goodwill/Identifiable asset 31,228 Total consideration 30,720These effects are preliminary, since on the date of this disclosure the procedures for allocating the purchase price are still in progress, substantially related to the inspection of the fixed assets acquired, among other analyses. The final allocation of Águas de Castilho’s purchase price depends on valuations and other studies that have not yet been completed, as well as on the issuance of the final appraisal report to be prepared by an independent specialized firm.The goodwill/identifiable asset amounting to R$ 31,228 is provisional and subject to the completion of the purchase price allocation (PPA) process, and may be adjusted as the fair value assessments of the identifiable assets acquired and liabilities assumed are finalized, in accordance with the provisions of the standard.The total consideration given was settled exclusively in cash, so that there are no clauses providing for supplementary payment by means of contingent payment, put/call option, issue or transfer of shares, assumption of liabilities or transfer of other assets to acquire the interest.Analysis of the cash flow from acquisition Total consideration paid (included in cash flows from investment activities) (30,720) Net cash acquired from the subsidiary (included in cash flows from investment activities) 58 Net cash flow from acquisition (30,662)Since the acquisition date, Águas de Castilho has contributed R$ 3,544 in revenues and R$ 1,240 in profit before taxes to the Company. If the business combination had occurred at the beginning of the year, the Company’s revenues would increase by R$ 4,666, and the profit before taxes by R$ 2,048.Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated The Company recognized a gain of R$ 9,343 as a result of measuring the fair value of its 30% equity interest in Águas de Castilho, held before the business combination. The gain is included in other income, in the quarterly financial information for the period ended September 30, 2026. 5 5.1 Risk management Financial risk management Financial risk factors The Company’s activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. There were no changes in risk measurement policies, processes, and methods compared to the previous year. (a) Market risk Foreign currency risk It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in exchange rates. The Company’s exposure to the risk of changes in exchange rates refers mainly to its financing activities, since the Company has foreign currency-denominated liabilities arising from long-term financing, in development institutions. These borrowings are denominated in US Dollar, Euro and Yen. The management of currency exposure considers several current and projected economic factors, besides market conditions. This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related finance costs. The Company manages its foreign exchange risk through hedging transactions since 2024 and negotiates the terms of the derivatives in order to comply with the terms of the exposure hedged under Note 20. Part of the total financial debt in the amount of R$ 17,451,711 as of September 30, 2026 (R$ 10,632,252 as of December 31, 2025), is indexed to the U.S. dollar, Euro and Yen. The exposure to currency risk is as follows: The accompanying notes are an integral part of these financial statements. 27Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 28 Individual Consolidated Individual Consolidated September 30, 2026 September 30, 2026 December 31, 2025 December 31, 2025 Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Borrowings and financing – US$ 2,304,304 11,938,367 2,804,304 14,528,817 750,889 4,131,691 1,250,889 6,882,891 Borrowings and financing – Yen 58,350,320 1,922,060 58,350,320 1,922,060 62,496,777 2,196,137 62,496,777 2,196,137 Borrowings and financing – EURO 220,000 1,293,094 220,000 1,293,094 220,000 1,423,224 220,000 1,423,224 Interest and charges from borrowings and financing – US$ 165,009 182,609 44,876 110,009 Interest and charges from borrowings and financing – Yen 11,317 11,317 8,818 8,818 Interest and charges from borrowings and financing – EURO 23,854 23,854 12,033 12,033 Fair value adjustment - US$ (89,459) (104,155) 47,666 143,636 Fair value adjustment - Yen (162,598) (162,598) (67,281) (67,281) Fair value adjustment - EURO 18,597 18,597 34,631 34,631 Total Exposure 15,120,241 17,713,595 7,831,795 10,744,098Borrowing cost – US$ (160,410) (232,435) (61,401) (80,063) Borrowing cost – Yen (11,693) (11,693) (12,389) (12,389) Borrowing costs – EURO (17,756) (17,756) (19,394) (19,394) Total foreign currency denominated borrowings (Note 18) 14,930,382 17,451,711 7,738,611 10,632,252The table below shows the prices and exchange rate changes in the period:September 30, 2026 December 31, 2025 Variation US$ 5.1809 5.5024 -5.84 % EURO 5.8777 6.4692 -9.14 % Yen 0.03294 0.03514 -6.26 %As of September 30, 2026, if the Brazilian real had depreciated or appreciated by 10 percentage points, against the U.S. dollar, Yen and Euro with all other variables held constant, the effects on consolidated profit or loss before borrowing costs and taxes, for the nine-month period ended September 30, 2026, would have been R$ 1,796,175 (R$ 891,111 for the nine month period ended September 30, 2025), upwards or downwards, excluding the effects of the hedging instruments (Note 20).The Company understands that it could comfortably accommodate any appreciation or devaluation scenario due to derivative financial instruments (cross-currency swaps) already contracted.Interest rate riskIt is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in market interest rates. For most transactions, the Company manages the interest rate risk by entering into derivative financial instruments that effectively swap their exposures for liabilities indexed to the CDI. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated The table below shows the borrowings and financing subject to different inflation adjustment indices, including the derivative instrument: Individual Consolidated September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 CDI (i) TR (ii) IPCA (iii) TJLP (iv) Interest and charges 43,486,229 — 2,880,790 — 1,129,273 33,593,125 1,629,756 2,924,904 825,206 1,204,818 40,593,116 — 5,471,240 563 1,115,096 30,722,218 1,629,756 5,582,893 825,206 1,164,744 Total (i) 47,496,292 40,177,809 47,180,015 39,924,817 CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate (ii) TR - Benchmark Interest Rate (iii) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index (iv) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues and financial assets, adjusted by the IPCA. Tariff adjustments of services provided do not necessarily follow the increases in the adjustments indices of borrowings, financing, and interest rates affecting indebtedness. As of September 30, 2026, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on consolidated profit before taxes for the nine-month period ended September 30, 2026, would have been R$ 471,800 (R$ 348,100 as of September 30, 2025), upwards or downwards, mainly as a result of lower or higher interest expenses on floating rate borrowings and financing. The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1)/ IFRS 7, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2026, or until the final settlement of each contract, whichever occurs first, considering a probable scenario. The purpose of the sensitivity analysis is to measure the impact of changes in the market variables on the financial instruments, considering all other variables constant. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement. The table below considers the impact of the derivative instrument: The accompanying notes are an integral part of these financial statements. 29Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 30 Individual Consolidated September 30, 2026 September 30, 2026 Indicators Exposure Probable scenario Exposure Probable scenario Assets CDI 8,548,920 13.54% 8,620,306 13.54 % Financial income 1,157,524 1,167,189Liabilities CDI (43,486,229) 13.54% (40,593,116) 13.54 % Interest to be incurred (5,888,035) (5,496,308) Net exposure – CDI (34,937,309) (4,730,511) (31,972,810) (4,329,119)Assets IPCA 23,064,122 4.43% 23,064,122 4.43 % Financial asset of the concession 1,021,741 1,021,741Liabilities IPCA (2,880,790) 4.43% (5,471,240) 4.43 % Interest to be incurred (127,619) (242,376) Net exposure – IPCA 20,183,332 894,122 17,592,882 779,365TJLP — 9.12% (563) 9.12 % Interest to be incurred — (51)Total net expenses to be incurred (3,836,389) (3,549,805)(b) Credit riskCredit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, accounts receivable from related parties, and financial asset of the concession. Credit risk exposure to customers is mitigated by sales to a dispersed base, without risk of concentration, while credit risk exposure to cash and investment is mitigated by the Financial Investment Guideline followed by the Company.The maximum exposure to credit risk as of September 30, 2026, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, accounts receivable from related parties, and financial asset of the concession at the reporting date. See Notes 7, 8, 9, 10, 11, and 15.Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody’s and Standard & Poor’s).As of September 30, 2026, all investments were made with financial institutions whose rating disclosed by Fitch or Moody’s was AAA (bra) or AAA.br.(c) Liquidity riskCompanhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 31 Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity to provide margin as determined by the projections mentioned above.The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of September 30, 2026.IndividualOctober to December 2026 2027 2028 2029 2030 2031 to 2048 Total As of September 30, 2026Liabilities Borrowings and financing 753,399 2,267,952 1,146,955 3,515,202 6,921,847 32,387,061 46,992,416 Interest on borrowings and financing 746,779 4,351,373 4,282,133 4,085,966 3,830,852 10,758,347 28,055,450 Trade payables and contractors 1,940,821 7,623 — — — — 1,948,444 Services payable 2,750,060 111,974 — — — — 2,862,034 Public-Private Partnership 79,689 239,066 239,066 239,066 239,066 2,283,689 3,319,642 Interest Public-Private Partnership 76,912 247,101 264,235 281,850 300,082 3,010,875 4,181,055 Total 6,347,660 7,225,089 5,932,389 8,122,084 11,291,847 48,439,972 87,359,041Consolidated October to December 2026 2027 2028 2029 2030 2031 to 2048 Total As of September 30, 2026 Liabilities Borrowings and financing 754,929 2,254,442 1,147,936 3,515,961 6,376,578 32,387,063 46,436,909 Interest on borrowings and financing 746,779 4,243,188 4,172,252 3,977,782 3,722,669 10,758,347 27,621,017 Trade payables and contractors 1,970,740 7,623 — — — — 1,978,363 Services payable 2,753,664 111,974 — — — — 2,865,638 Public-Private Partnership 79,689 239,066 239,066 239,066 239,066 2,283,689 3,319,642 Interest Public-Private Partnership 76,912 247,101 264,235 281,850 300,082 3,010,875 4,181,055 Total 6,382,713 7,103,394 5,823,489 8,014,659 10,638,395 48,439,974 86,402,624Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 32 Cross defaultThe Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt, by the creditor, may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ratios are shown in Note 18 (c).(d) Derivative financial instrumentsUnder the Financial Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, the Company enters into hedging instruments, especially for its foreign-currency financing, reducing the effects of undesirable fluctuations from these variables on its transactions.Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to hedge the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.The Company uses risk ratings disclosed by Standard & Poor’s, Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.5.2 Capital ManagementThe Company’s objectives in managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.Individual Consolidated September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Total borrowings and financing (Note 18) 46,992,416 40,301,603 46,436,909 40,142,347 (-) Cash and cash equivalents (Note 7) (3,595,902) (4,569,998) (4,108,028) (4,663,226) (-) Financial investments (Note 8) (4,985,158) (7,693,630) (5,074,767) (7,707,745) Net debt 38,411,356 28,037,975 37,254,114 27,771,376Total equity 46,719,527 42,401,124 46,719,527 42,401,124Total capital (shareholders plus providers of capital) 85,130,883 70,439,099 83,973,641 70,172,500 Total 45% 40% 44% 40 %Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 336 Significant accounting estimates and judgmentsThe preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the amounts of assets and liabilities and present results that may differ from the actual results.The Company establishes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.The areas that require a higher level of judgment and greater complexity are disclosed below. The assumptions and estimates for each of these areas, when applicable, are presented in the related notes:7 Cash and cash equivalentsIndividual ConsolidatedSeptember 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Cash and banks 50,365 2,185 562,491 95,411 Cash equivalents 3,545,537 4,567,813 3,545,537 4,567,815 Total 3,595,902 4,569,998 4,108,028 4,663,226Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by daily liquidity CDBs (divided between Banco Itaú, Banco Santander, Banco Bradesco, and Banco do Brasil), whose original maturities or intention of realization are equal to or less than three months, which are readily convertible into a known cash amount and subject to an insignificant risk of change in value.Of the total balance presented in this item as of September 30, 2026, 99.75% refers to the amounts held at Banco Itaú, Banco Santander, and Banco Bradesco.As of September 30, 2026, the average yield of cash equivalents corresponded to 100.2% of the CDI (99.66% as of December 31, 2025). Area Reference Unbilled revenue Note 10 Allowance for doubtful accounts Note 10 (c) Contract assets, intangible assets, and financial assets arising from concession contracts Notes 13, 14 and 15 Assessment of the recoverable amount of non-financial assets (impairment) Note 14 Derivative financial instruments Note 20 Deferred income and social contribution taxes Note 23 Provisions Note 24 Pension obligations – Pension plans Note 27Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 348 Financial investments(a) CurrentThe Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:Individual Consolidated September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Banco BV — 169 — 169 Banco Bradesco — 1,118,026 — 1,118,026 Banco Santander S/A 359,880 3,699,510 359,880 3,699,510 Banco BTG Pactual S/A 2,955,868 2,132,826 2,955,868 2,132,826 Banco Itaú 747,423 — 811,856 — Banco do Brasil S/A 88,060 83,594 113,236 97,709 Brazilian Federal Savings Bank 32,856 30,206 32,856 30,206 XP Investimentos 213,108 215,002 213,108 215,002 Banco Citibank 587,963 414,297 587,963 414,297 Total 4,985,158 7,693,630 5,074,767 7,707,745As of September 30, 2026, the average yield of the financial investments corresponded to 100.2% of the CDI (99.66% as of December 31, 2025).9 Restricted cashRestricted cash balances refer to amounts held by the Company as a result of contractual obligations and specific agreements. As of September 30, 2026, and December 31, 2025, restricted cash operations were R$ 15,720 and R$ 9,575, respectively.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 3510 Trade receivables(a) Statement of financial position detailsIndividual Consolidated September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Private sector: General (i) and special customers (ii) 2,708,368 2,431,979 2,759,823 2,436,976 Agreements (iii) 124,505 343,747 124,854 343,747 2,832,873 2,775,726 2,884,677 2,780,723 Governmental entities: Municipal 588,734 1,186,815 589,697 1,186,531 Federal 2,208 2,670 2,211 2,670 Agreements (iii) 109,323 274,508 109,323 274,508 700,265 1,463,993 701,231 1,463,709 Wholesale customers – Municipal governments: (iv) Mogi das Cruzes 5,762 9,149 5,762 9,149 São Caetano do Sul 45,733 26,884 45,733 26,884 São Caetano do Sul - Agreement 49,700 51,589 49,700 51,589 Total wholesale customers – Municipal governments 101,195 87,622 101,195 87,622Unbilled supply (v) 1,116,597 1,155,475 1,118,282 1,157,382Sub-total 4,750,930 5,482,816 4,805,385 5,489,436Allowance for doubtful accounts (811,765) (817,443) (813,185) (817,443) Total 3,939,165 4,665,373 3,992,200 4,671,993Current 3,740,921 4,406,829 3,793,956 4,413,449 Non-current 198,244 258,544 198,244 258,544 Total 3,939,165 4,665,373 3,992,200 4,671,993(i) General customers: residential and small and mid-sized companies; (ii) Special customers: large consumers, industrial and commercial customers, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others); (iii) Agreements: installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; (iv) Wholesale basis customers - Municipal governments: this balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging end consumers. (v) Unbilled Supplies: represents revenue incurred, for which the service has been provided but has not yet been billed by the end of each period, and is recognized as trade receivables based on monthly estimates.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 36(b) The aging of trade receivables is as follows:Individual ConsolidatedSeptember 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Current 2,766,834 2,960,281 2,818,276 2,963,070 Past-due: Up to 30 days 753,299 747,338 754,575 748,559 From 31 to 60 days 243,920 308,672 244,578 309,579 From 61 to 90 days 136,239 228,767 136,543 229,559 From 91 to 120 days 210,019 242,688 210,278 243,256 From 121 to 180 days 215,913 276,103 216,269 276,446 From 181 to 360 days 156,117 226,600 156,277 226,600 Over 360 days 268,589 492,367 268,589 492,367 Total Past Due 1,984,096 2,522,535 1,987,109 2,526,366 Total 4,750,930 5,482,816 4,805,385 5,489,436(c) Allowance for doubtful accounts (“ADA”)Individual Consolidated Changes in assets January to September 2026 January to September 2025 January to September 2026 January to September 2025 Balance at the beginning of year 817,443 1,248,209 817,443 1,248,209 Losses/(reversals) 78,163 (103,559) 78,541 (103,559) Recoveries (83,841) (279,062) (83,857) (279,062) Business combination — — 1,058 — Balance at the end of year 811,765 865,588 813,185 865,588Individual Reconciliation of estimated / historical losses in profit or loss - accounts receivable and related parties July to September 2026January to September 2026 July to September 2025 January to September 2025 Write-offs (170,130) (375,732) (17,155) (363,531) (Losses)/reversals with state entities - related parties 7,406 (5,423) 10,595 9,796 (Losses)/reversals with the private sector/government entities (19,559) (78,163) 156,860 103,559 Recoveries 23,156 83,841 202,108 279,062 Amount recorded as expense (Note 33) (159,127) (375,477) 352,408 28,886Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Consolidated Reconciliation of estimated / historical losses in profit or loss - accounts receivable and related parties July to September 2026 January to September 2026 July to September 2025 January to September 2025 Write-offs (Losses)/reversals with state entities - related parties (Losses)/reversals with the private sector/government entities Recoveries (170,514) 7,406 (19,441) 23,172 (376,486) (5,423) (78,541) 83,857 (17,114) 10,595 156,860 202,108 (364,059) 9,796 103,559 279,062 Amount recorded as expense (Note 33) (159,377) (376,593) 352,449 28,358 The Company does not have customers individually accounting for 10% or more of its total revenues. (d) Registered warrants SABESP has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are covered in full by ADA, and the restated corresponding amounts appraised according to the respective registered warrants are not recognized due to uncertainties about their realization. Accordingly, the reversal of the ADA for the original bills and their restatement are recognized when uncertainties related to their realization are mitigated, i.e. when the realizable value is determinable due to the predictability of the commencement of their receipt, without uncertainties or relevant discussions about the amounts involved or through negotiation with third parties. Additionally, SABESP negotiated registered warrants related to overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which remain suspended for serving as collateral for the provision of services in these municipalities. As of December 31, 2025, the Company held R$ 814,290 in recognized registered warrants. During the nine-month period ended September 30, 2026, these registered warrants were received in full, of which R$ 144,070 was received in the third quarter, net of income tax. Accordingly, as of September 30, 2026, there is no outstanding balance of registered warrants receivable. The accompanying notes are an integral part of these financial statements. 37Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 3811 Related-party balances and transactions(a) São Paulo State(i) Accounts receivable, interest on equity, revenue, expenses and financial receiptsIndividual ConsolidatedSeptember 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Current Accounts receivable: Sanitation services 200,628 163,759 200,731 163,865 Allowance for losses (48,176) (42,753) (48,176) (42,753) Reimbursement of additional retirement and pension benefits paid (G0):Monthly flow 19,557 32,141 19,557 32,141 GESP Agreement – 2015 136,057 123,135 136,057 123,135Total current 308,066 276,282 308,169 276,388Non-current Agreement for the installment payment of sanitation services 1,361 1,361 1,361 1,361 Reimbursement of additional retirement and pension benefits paid (G0):GESP Agreement – 2015 814,654 861,421 814,654 861,421Total non-current 816,015 862,782 816,015 862,782Total receivable 1,124,081 1,139,064 1,124,184 1,139,170Assets: Sanitation services 153,813 122,367 153,916 122,473 Reimbursement of additional retirement and pension benefits paid (G0) 970,268 1,016,697 970,268 1,016,697Total 1,124,081 1,139,064 1,124,184 1,139,170Liabilities: Dividends and interest on capital payable 428,681 428,681 428,681 428,681As a subsequent event after the end of the reporting period, on October 2, 2026, the Company settled in full outstanding dividends payable to the State of São Paulo.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 39 IndividualJuly to September 2026January to September 2026July to September 2025January to September 2025 Revenue from sanitation services 256,504 749,643 236,811 712,134 Payments received from related parties (318,873) (695,050) (232,155) (674,565) Reimbursement received referring to Law No. 4,819/1958 (56,688) (169,596) (51,794) (224,874)ConsolidatedJuly to September 2026January to September 2026July to September 2025January to September 2025 Revenue from sanitation services 256,593 749,847 236,875 712,322 Payments received from related parties (318,873) (695,050) (232,155) (674,565) Reimbursement received referring to Law No. 4,819/1958 (56,688) (169,596) (51,794) (224,874)The information below refers to the Individual and Consolidated balances and transactions.(ii) Disputed amountsAs of September 30, 2026, and December 31, 2025, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law No. 4,819/1958), totaled R$ 1,906,476 and R$ 1,808,631, respectively, and an ADA was recognized for the total amount.(iii) Actuarial LiabilityThe Company recognized an actuarial liability corresponding to additional retirement and pension benefits provided to retired employees and pensioners of the G0. As of September 30, 2026, and December 31, 2025, the amounts corresponding to such actuarial liability were R$ 2,048,351 and R$ 2,040,647, respectively. Of the total paid, the São Paulo State reimburses approximately 50%. For detailed information on additional retirement and pension benefits, see Note 27.(iv) Agreements with reduced tariffs for Federal, State and Municipal Entities that join the Rational Water Use Program ("PURA")The Company maintains joinder agreements to the PURA Program with public entities operating in the São Paulo State. The purpose of the program is to promote the conscious use of water, granting participating entities a 25% tariff discount, provided that they are in a regular situation of compliance and meet the established goals.(v) GuaranteesThe São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees, see Note 18.(vi) State Fund for Water Resources (“FEHIDRO”)Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated The Company has financing agreements under FEHIDRO. The funds are aimed at the execution of works and sewage services. As of September 30, 2026, the balance of these financings was R$ 963, recorded under the “Other” line in borrowings and financing (R$ 938 as of December 31, 2025). (b) Non-operating assets As of September 30, 2026 and December 31, 2025, the Company had an amount of R$ 2,477 and R$ 3,521, respectively, related to land and lent structures under free lease agreements. (c) SABESPREV The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial commitment recognized until September 30, 2026 was R$ 77,755 (R$ 99,514 as of December 31, 2025). See Note 27. (d) Key Management Personnel Compensation The expenses related to the compensation of key management personnel were the following: Compensation January to September 2026 January to September 2025 Short-term benefits to employees and key management personnel Share-based payments (*) 26,261 - 23,590 22,618 Total compensation (*) Refers to shares granted during the period. See note 29 (c). (e) Águas de Andradina 26,261 46,208 As of September 30, 2026, the balance of principal and interest of the loan agreement entered into between the parties was R$ 5,341, recorded under “Other assets” in current assets (R$ 4,718 in current assets as of December 31, 2025), at DI + 3% p.a. This loan agreement was executed on August 17, 2021 and will be settled with the purchase and sale transaction. (f) Equatorial S.A. In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity interest in SABESP. As of December 31, 2025, the balance of dividends and interest on equity payable was R$ 348,402, which was fully settled in 2026. (g) SABESP Luxembourg (“SABESP Lux”) On August 1, 2025, the Company issued the 36th issue of simple non-convertible unsecured debentures, in the total amount of 2,815,700, with a unit par value of R$ 1, with maturity in 2030 and a yield of IPCA + 9.28% p.a. Of these debentures, 2,765,700 were acquired by SABESP Lux (98.22% of the total securities of this issue). This transaction involved entering into a derivative instrument swapping the yield for CDI (see Note 20). The accompanying notes are an integral part of these financial statements. 40 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated (h) EMAE EMAE intended to receive credit and financial compensation for alleged past and future losses of electricity generation due to water abstraction and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of Guarapiranga and Billings reservoirs used by SABESP in its operations. On October 21, 2016, a Private Instrument of Transaction and Other Covenants was signed, with the purpose of definitively ending the disputes, and SABESP remained authorized to use said reservoirs. As of September 30, 2026, the outstanding balance of the agreement amounted to R$ 10,562 and R$ 115,123 (R$ 9,745 and R$ 105,884 as of December 31, 2025), recognized under “Other obligations” in the Company’s current and non-current liabilities, respectively. As a result of the acquisition of EMAE’s control, consummated on January 21, 2026 (see note 4), the balances and obligations arising from this agreement, as transactions between companies that are part of the same economic group, are fully eliminated in the consolidated financial statements. 12 Investments The following are events in the period that are related to investees: SABESP Participações S.A. On January 30, 2026, SABESP Participações S.A., a wholly-owned subsidiary of the Company, approved a capital increase of R$ 15,648, through the issue of 15,648,701 common shares, subscribed and paid in by the Company. The payment was made through the contribution of the equity interests previously held directly by the Company in the affiliates Águas de Andradina S.A. and Águas de Castilho S.A., corresponding to 30% of the capital of each company, valued at book value, based on a report prepared by an independent appraiser, pursuant to Law No. 6,404/76. Of the total, R$ 12,201 refer to the interest in Águas de Andradina S.A. and R$ 3,447 to the interest in Águas de Castilho S.A. As a result of this transaction, SABESP began to indirectly hold such investments through SABESP Participações. Refers to an intra-group corporate reorganization, which did not result in an effect on the Company’s cash, shareholders’ equity or consolidated results. EMAE With the EMAE control acquisition, as well as with the additional acquisition of shares held by non-controlling shareholders, between January and May 2026, the Company became the holder of 79.70% of said company. For further details, see Note 4. The Company continued to acquire additional shares until, in the third quarter of 2026, an Extraordinary Shareholders' Meeting approved the incorporation by SABESP of all EMAE shares not held by SABESP. In consideration therefor, EMAE shareholders received common shares issued by SABESP at an exchange ratio of 1.3195 SABESP common shares for each EMAE common or preferred share held on the effective date of the share incorporation. For further details, see Note 4. Águas de Castilho On May 30, 2026, the interest in the joint venture, Águas de Castilho, increased from 30% to 100% and Águas de Castilho became a subsidiary on this date (see Note 4). Águas de Castilho operates in the provision of public water supply and sewage services in the Municipality of Castilho, State of São Paulo. The company is not a listed entity. The accompanying notes are an integral part of these financial statements. 41 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Fótons de São George, Fótons de São Jenaro and Fótons de São Paulino Consortium During the period, the Company formed seven consortiums with Fótons de São George, Fótons de São Jenaro and Fótons de São Paulino to enable self-production of electricity through leasing arrangements, with the electricity generated being intended for the consortium members' own consumption. The arrangement was classified as a joint operation, in which the Company holds interests of 97.5%, 99.9% and 99.9%, respectively. The agreements provide for the supply of electricity over a 15-year term, and the transactions were approved by CADE. SABESP holds stakes in the following investees: The accompanying notes are an integral part of these financial statements. 42Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 43Direct interest Indirect interest Equity Profit (loss) for the period Name Country Main Activity Relationship September 30, 2026 December 31, 2025 September 30, 2026 September 30, 2026 December 31, 2025 January to September 2026 January to September 2025 Sesamm Brazil Sanitation Affiliate 36.00% 36.00% — % 109,134 91,455 17,680 13,501 Águas de Andradina (*) Brazil Sanitation Joint venture — % 30.00% 30.00% 43,999 41,291 3,778 2,720 Águas de Castilho (*) Brazil Sanitation Subsidiary — % 30.00% 100.00% 13,578 12,060 2,207 3,037 Attend Ambiental Brazil Sanitation Affiliate 45.00% 45.00% — % 54,324 60,961 26,703 25,673 Aquapolo Ambiental Brazil Sanitation Affiliate 49.00% 49.00% — % 186,549 143,988 42,561 27,882 Paulista Geradora de Energia Brazil Energy generation Affiliate 25.00% 25.00% — % 21,743 22,769 (1,243) 332 Cantareira SP Energia Brazil Energy generation Affiliate 49.00% 49.00% — % 11,315 10,975 341 208 Barueri Energia Renovável Brazil Energy generation Affiliate 20.00% 20.00% — % 251,726 252,212 (486) (2,417) SABESP Luxembourg Luxembour g Financing Subsidiary 100.00% 100.00% — % 8,376 8,452 368 2,073 SABESP Participações Brazil Holding Subsidiary 100.00% 100.00% — % 118,389 85,001 17,740 — SABESP Olímpia Brazil Sanitation Subsidiary 100.00% 100.00% — % 170,029 162,670 7,358 4,167 EMAE Brazil Electricity Subsidiary 100.00% — % — % 698,114 — 103,291 — Concessionária Sabesp URAE 1 Brazil Sanitation Subsidiary 100.00% 100.00% — % 1 1 — — Fótons de São George I, II, III, IV and V Brazil Energy generation Joint operation 97.50% — % — % (**) (**) (**) (**) Fótons de São Jenaro Brazil Energy generation Joint operation 99.90% — % — % (**) (**) (**) (**) Fótons de São Paulino Brazil Energy generation Joint operation 99.90% — % — % (**) (**) (**) (**) (*) Interest directly held by Sabesp Participações. (**) Assets, liabilities, revenue, and expenses are consolidated in the proportion specified in the contract. The balances of investments and the respective changes are as followsCompanhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 44Individual Investments Additions Write-off Dividends Comprehens ive income Equity AccountingSeptember 30, 2026 December 31, 2025 January to September 2026January to September 2026January to September 2026January to September 2026January to September 2026 (*) January to September 2025 Sesamm 39,288 32,924 — — — — 6,364 — 4,860 Águas de Andradina — 12,387 — (12,201) — — (186) — 817 Águas de Castilho — 3,618 — (3,447) — — (171) — 911 Attend Ambiental 24,447 27,433 — — (15,003) — 12,017 — 11,553 Aquapolo Ambiental 91,410 70,555 — — — — 20,855 — 13,662 Paulista Geradora de Energia 5,437 5,693 — — — — (311) 55 (597) Cantareira SP Energia 5,545 5,378 — — — — 167 — 108 Barueri Energia Renovável 50,346 50,443 — — — — (97) — 666 SABESP Luxembourg 8,376 8,452 — — — (444) 368 — 2,073 SABESP Participações 118,389 85,001 15,649 — — — 17,739 — - SABESP Olímpia 170,029 162,670 — — — — 7,359 — 4,164 EMAE 698,114 — 616,019 — — — 82,095 — — SABESP URAE-1 1 1 — — — — — — — Total 1,211,382 464,555 631,668 (15,648) (15,003) (444) 146,199 55 38,217Other investments (**) 533,400 29,533Total 1,744,782 494,088(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2025 were issued after the disclosure of SABESP’s financial statements. (**) Of the amount shown in this line, R$ 504,910 refers to the goodwill/identifiable asset acquired in the EMAE acquisition. See Note 4 for further details.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 45Consolidated Investments Additions Dividends Reclassificatio n (**) Equity AccountingSeptember 30, 2026 December 31, 2025 January to September 2026January to September 2026January to September 2026January to September 2026 (*) January to September 2025 Sesamm 39,288 32,924 — — — 6,364 — 4,860 Águas de Andradina 13,200 12,387 — (320) — 1,133 — 817 Águas de Castilho — 3,618 8,920 (207) (12,743) 412 911 Attend Ambiental 24,447 27,433 — (15,003) — 12,017 — 11,553 Aquapolo Ambiental 91,410 70,555 — — — 20,855 — 13,662 Paulista Geradora de Energia 5,437 5,693 — — — (311) 55 (597) Cantareira SP Energia 5,545 5,378 — — — 167 — 108 Barueri Energia Renovável 50,346 50,443 — — — (97) — 666Total 229,673 208,431 8,920 (15,530) (12,743) 40,540 55 31,980Other investments 28,491 45,927Total 258,164 254,358(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2025 were issued after the disclosure of SABESP’s financial statements. (**) The Company acquired control of the investee on May 30, 2026, as presented in note 4.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 46 13 Contract asset and other concession assetsIndividual December 31, 2025 Additions (i) Transfers to intangible assets (ii) Transfer to the concession’s financial assets September 30, 2026 (iii) Contract asset and other concession assets 11,006,489 13,249,243 (2,043,058) (535,627) 21,677,047Consolidated December 31, 2025 Additions (i) Transfers to intangible assets (ii) Transfer to the concession’s financial assets Business combination September 30, 2026 (iii) Contract asset and other concession assets 11,018,516 13,252,434 (2,044,379) (535,627) 492 21,691,436Individual December 31, 2024 Additions Transfers Transfers to intangible assets Transfer to the concession’s financial assets September 30, 2025 Contract asset and other concession assets 4,872,410 10,306,224 102 (2,877,679) (899,967) 11,401,090Consolidated December 31, 2024 Additions Transfers Transfers to intangible assets Transfer to the concession’s financial assets Business combination September 30, 2025 Contract asset and other concession assets 4,877,667 10,311,786 102 (2, 877,679) (899,967) - 11,411,909(i) The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Guarujá, in the amounts of R$ 4,223,124, R$ 1,097,685 and R$ 420,379, respectively. Furthermore, the Company recognizes in the additions other concession assets:Other concession assets (changes) Individual Consolidated Other additions (iv) 2,081,778 2,081,778 Construction revenue (Note 32) (v) 11,167,465 11,170,656 Total additions 13,249,243 13,252,434(ii) The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, totaling R$ 1,140,309, R$ 195,954, and R$ 154,129, respectively. (iii) This line item primarily consists of R$ 3,427,933 in advances to construction suppliers and R$ 18,249,016 in construction in progress (As of September 2025, R$ 1,956,117 related to advance payments and R$ 9,444,972 related to work in progress). Among the projects under development, the most significant are those located in the municipalities of São Paulo (R$ 6,341,028), Guarulhos (R$ 1,670,651) and Itaquaquecetuba (R$ 585,582). (iv) Refers to other additions that did not have construction revenue as a corresponding offset, consisting mainly of advances to construction suppliers, in the amount of R$ 1,600,235, inventories, software, and others in the amount of R$ 481,543. (v) Note 32, in the consolidated financial statements, includes an amount of R$ 79,632 related to EMAE's construction revenue, for which there is no corresponding contract asset balance. See Note 25 for further details.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 47As of September 30, 2026, and December 31, 2025, the contract asset and other concession assets had no amounts recognized as right-of-use leases.(a) Capitalization of interest and other finance chargesThe Company capitalizes interest, inflation adjustments, and exchange rate changes in contract assets and other concession assets during the construction period. From January to September 2026, the Company capitalized R$ 820,072 (R$ 683,923 from January to September 2025).(b) ExpropriationsAs a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or in court.The costs of such expropriations are recorded in the contract asset and other concession assets during the execution of the works. From July to September and from January to September 2026, the total amount referring to expropriations was R$ 9,379 and R$ 21,043, respectively (from July to September and from January to September 2025 – R$ 20,192 and R$ 37,883, respectively).14 Intangible assets(a) Statement of financial position details Individual September 30, 2026 December 31, 2025 Cost Amortization Net Cost Amortization Net Intangible assets arising from: Concession agreements - others 145,337 (64,359) 80,978 135,470 (60,381) 75,089 Contract Commitments (i) 4,437,857 (802,481) 3,635,376 4,437,857 (707,736) 3,730,121 Concession Agreements - URAE-1 71,249,814 (25,115,151) 46,134,663 69,281,545 (23,335,074) 45,946,471 Software license of use 1,627,676 (1,037,342) 590,334 1,696,773 (1,145,671) 551,102 Right of use – other assets 244,562 (226,626) 17,936 240,646 (188,678) 51,968 Total 77,705,246 (27,245,959) 50,459,287 75,792,291 (25,437,540) 50,354,751Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 48 Consolidated September 30, 2026 December 31, 2025 Cost Amortization Net Cost Accumulated Amortization Net Intangible assets arising from: Concession agreements - New contracts 149,575 (14,438) 135,137 148,000 (10,275) 137,725 Concession agreements - Others 164,607 (71,119) 93,488 135,470 (60,381) 75,089 Contract Commitments (i) 4,437,857 (802,481) 3,635,376 4,437,857 (707,736) 3,730,121 Concession Agreements - URAE-1 71,249,814 (25,115,151) 46,134,663 69,281,545 (23,335,074) 45,946,471 Software license of use 1,659,966 (1,050,528) 609,438 1,696,773 (1,145,671) 551,102 Right of use – other assets 245,102 (227,115) 17,987 240,646 (188,681) 51,965 Goodwill/Identifiable asset 536,138 — 536,138 — — — Total 78,443,059 (27,280,832) 51,162,227 75,940,291 (25,447,818) 50,492,473(i) With the enactment of the Basic Sanitation Law in 2007, contract renewals began to be executed through program agreements, under which the Company assumed assets and socio-environmental obligations and recognized them as intangible assets, which are amortized on a straight-line basis over the term of the agreements.(b) ChangesIndividual December 31, 2025 Additions Transfer of contract asset and other concession assets Transfers Write-offs and disposals Amortization September 30, 2026 Intangible assets arising from: Concession agreements – Others 75,089 — 10,310 — (6) (4,415) 80,978 Contract Commitments 3,730,121 — — — — (94,745) 3,635,376 Concession agreements URAE-1 (*) 45,946,471 108,789 1,819,061 75,496 (1,693) (1,813,461) 46,134,663 Software license of use 551,102 — 213,687 7,324 (27,609) (154,170) 590,334 Right of use – other assets 51,968 3,916 — — — (37,948) 17,936 Total 50,354,751 112,705 2,043,058 82,820 (29,308) (2,104,739) 50,459,287Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 49 Consolidated December 31, 2025 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization Business combination (Note 4) September 30, 2026 Intangible assets arising from: Concession agreements - New contracts 137,725 — 672 — — (3,707) 447 135,137 Concession agreements - Others 75,089 227 10,963 (6) (209)(5,012) 12,436 93,488 Contract Commitments 3,730,121 — — — — (94,745) — 3,635,376 Concession agreements URAE-1 (*) 45,946,471 108,789 1,819,061 75,496 (1,693) (1,813,461) — 46,134,663 Software license of use 551,102 338 213,683 7,329 (27,605) (154,661) 19,252 609,438 Right of use – other assets 51,965 3,958 — — — (38,047) 111 17,987 Goodwill/Identifi able asset — — — — — — 536,138 536,138 Total 50,492,473 113,312 2,044,379 82,819 (29,507) (2,109,633) 568,384 51,162,227 (*) As of September 30, 2026, the lines concession agreement – URAE-1 included leases totaling R$ 173,913 (R$ 154,449 as of December 31, 2025). Also on this date, the accounting balance of intangible assets, contract assets, and financial assets of the concession aimed at URAE-1 amounted to R$ 89,839,905, accounting for 93.47% of the consolidated amount.Individual December 31, 2024 Additions Transfer of contract asset and other concession assets Transfers Write-offs and disposals Amortization September 30, 2025 Intangible assets arising from: Concession agreements – Others 59,492 — 2,145 (1,695) — (2,369) 57,573 Contract Commitments 3,849,759 — — — — (96,360) 3,753,399 Concession agreements URAE-1 (*) 39,956,194 2,665 2,783,096 8,310 (65,210) (1,328,715) 41,356,340 Software license of use 638,287 — 92,438 — — (142,490) 588,235 Right of use – other assets 124,736 541 — — — (55,534) 69,743 Total 44,628,468 3,206 2,877,679 6,615 (65,210) (1,625,468) 45,825,290Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 50 Consolidated December 31, 2024 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization September 30, 2025 Intangible assets arising from: Concession agreements - New contracts 142,656 — — — — (3,700) 138,956 Concession agreements - Others 59,492 — 2,145 (1,695) — (2,369) 57,573 Contract Commitments 3,849,759 — — — — (96,360) 3,753,399 Concession agreements URAE-1 (*) 39,956,194 2,665 2,783,096 8,310 (65,210) (1,328,715) 41,356,340 Software license of use 638,287 — 92,438 — — (142,490) 588,235 Right of use – other assets 124,736 541 — — — (55,534) 69,743 Total 44,771,124 3,206 2,877,679 6,615 (65,210) (1,629,168) 45,964,246 (*) As of September 30, 2025, the line URAE-1 concession agreement included leases totaling R$ 311,397 (R$ 338,740 as of December 31, 2024), respectively.(c) Amortization of intangible assetsThe average amortization rate was 3.63% and 3.0% as of September 30, 2026 and 2025, respectively.(d) Leases and right of useIndividual and Consolidated Nature September 30, 2026 December 31, 2025 Leases - Concession agreement URAE-1 Cost 404,978 405,245 Accumulated amortization (231,065) (250,796) (=) Net 173,913 154,449Right of use - Other assets Vehicles 216,429 216,428 Properties 28,057 24,142 Equipment 76 76 Accumulated amortization (226,626) (188,678) (=) Net 17,936 51,968Total - Leases and right of use 191,849 206,417The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental borrowing rate. For further information, see liabilities in Note 18.The table below shows the impact on the Company’s profit or loss:Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual and Consolidated September 30, 2026 September 30, 2025 Right of use amortization Financial result – Interest expense and inflation adjustment Expenses of short-term and low-value leases (42,572) (87,530) (31,203) (82,876) (113,422) (16,232) Decrease in profit for the period (e) Performance Agreements (161,305) (212,530) The accounting balances of current agreements recorded in the contract assets and other concession assets and intangible assets are as follows: Individual and Consolidated September 30, 2026 December 31, 2025 Contract asset and other concession assets Intangible assets 347,865 727,400 601,064 1,077,363 Total 1,075,265 1,678,427 As of September 30, 2026, and December 31, 2025, the obligations assumed by the Company are as follows: Individual and Consolidated September 30, 2026 December 31, 2025 Current liabilities Non current liabilities Total liabilities Current liabilities Non current liabilities Total liabilities Performance Agreements 15 97,746 Financial asset of the concession 1,200 98,946 120,776 6,151 126,927 With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration date in 2060, which provided greater legal security and granted an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible investments and not fully amortized by the end of the agreement must be compensated. The impacts of Income and Social Contribution Taxes and PIS and Cofins are deferred until the time of their realization. The change in the balance of the concession’s financial asset is as follows: The accompanying notes are an integral part of these financial statements. 51 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual December 31, 2025 Transfer of contract asset (a) Financial Asset of the Concession - Restatement (b) September 30, 2026 Financial asset of the concession Concession Agreement - URAE-1 21,665,330 535,627 863,165 23,064,122 Consolidated December 31, 2025 Transfer of contract asset (a) Financial Asset of the Concession - Restatement (b) Business combination (Note 4) September 30, 2026 Financial asset of the concession Concession Agreement - URAE-1 Other - EMAE 21,665,330 — 535,627 — 863,165 — — 195,375 23,064,122 195,375 Total 21,665,330 535,627 863,165 195,375 23,259,497 Individual and Consolidated December 31, 2024 Transfer of contract asset (a) Financial Asset of the Concession - Restatement (b) September 30, 2025 Financial asset of the concession Concession Agreement - URAE-1 17,601,626 899,967 846,600 19,348,193 (a) Correspond to transfers (bifurcation) of contract assets and other concession assets to the concession’s financial asset, which were previously recognized at their cost; (b) Review of the financial asset considering the restatement using the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated. The accompanying notes are an integral part of these financial statements. 44Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 4516 Property, plant, and equipment(a) Statement of financial position detailsIndividual September 30, 2026 December 31, 2025 Cost Depreciation Net Useful life Cost Depreciation Net Useful life Land 106,557 - 106,557 — 94,001 — 94,001 — Buildings 135,594 (50,919) 84,675 50 years 134,818 (49,179) 85,639 50 years Equipment 642,353 (380,625) 261,728 5 - 20 years 629,653 (346,037) 283,616 5 - 20 years Transportation equipment 139,578 (27,292) 112,286 10 years 126,689 (18,394) 108,295 10 years Furniture and fixtures 42,221 (20,877) 21,344 15 years 41,465 (19,141) 22,324 15 years Energy generation infrastructure 166,338 (21,646) 144,692 15 - 20 years 165,100 (18,084) 147,016 15 - 20 years Other 3,711 (728) 2,983 20 years 7,278 (620) 6,658 20 years Property, plant and equipment in progress 255,859 — 255,859 — 143,242 — 143,242 — Deactivations in progress 4,121 — 4,121 — — — — — Total 1,496,332 (502,087) 994,245 — 1,342,246 (451,455) 890,791 —Consolidated September 30, 2026 December 31, 2025 Cost Depreciation Net Useful life Cost Depreciation Net Useful life Land 110,860 — 110,860 — 94,001 — 94,001 — Buildings 178,318 (51,803) 126,515 50 years 134,818 (49,179) 85,639 50 years Equipment 693,397 (382,916) 310,481 5 - 20 years 629,653 (346,037) 283,616 5 - 20 years Transportation equipment 139,651 (27,300) 112,351 10 years 126,689 (18,394) 108,295 10 years Furniture and fixtures 42,485 (20,901) 21,584 15 years 41,465 (19,141) 22,324 15 years Energy generation infrastructure 166,338 (21,646) 144,692 15 - 20 years 165,100 (18,084) 147,016 15 - 20 years Reservoir, dams and pipelines 39,774 (5,567) 34,207 50 years — — — — Other 13,219 (2,629) 10,590 20 years 7,278 (620) 6,658 20 years Property, plant and equipment in progress 328,360 — 328,360 — 143,242 — 143,242 — Deactivations in progress 4,121 — 4,121 — — — — — Total 1,716,523 (512,762) 1,203,761 — 1,342,246 (451,455) 890,791 —Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 46(b) ChangesIndividual December 31, 2025 Additions Transfers Write-offs and disposals Depreciation September 30, 2026 Land 94,001 — 12,556 — — 106,557 Buildings 85,639 — 1,885 (1,149) (1,700) 84,675 Equipment 283,616 — 7,881 (36) (29,733) 261,728 Transportation equipment 108,295 — 13,840 — (9,849) 112,286 Furniture and fixtures 22,324 — 789 (25) (1,744) 21,344 Energy generation infrastructure 147,016 — 5,900 — (8,224) 144,692 Other 6,658 — (3,537) — (138) 2,983 Property, plant and equipment in progress 143,242 221,703 (109,086) — — 255,859 Deactivations in progress — — 4,121 — — 4,121 Total 890,791 221,703 (65,651) (1,210) (51,388) 994,245Consolidated December 31, 2025 Additions Transfers Write-offs and disposals Depreciation Business combination September 30, 2026 Land 94,001 — 12,576 — — 4,283 110,860 Buildings 85,639 — 1,885 (1,154) (2,584) 42,729 126,515 Equipment 283,616 — 7,881 (36) (32,023) 51,043 310,481 Transportation equipment 108,295 — 13,840 — (9,856) 72 112,351 Furniture and fixtures 22,324 — 789 (26) (1,768) 265 21,584 Energy generation infrastructure 147,016 — 5,900 — (8,224) — 144,692 Reservoir, dams and pipelines — — — — (5,567) 39,774 34,207 Other 6,658 94 (4,013) — (1,565) 9,416 10,590 Property, plant and equipment in progress 143,242 232,078 (108,629) — — 61,669 328,360 Deactivations in progress — — 4,121 — — — 4,121 Total 890,791 232,172 (65,650) (1,216) (61,587) 209,251 1,203,761Individual and Consolidated December 31, 2024 Additions Transfers Write-offs and disposals Depreciation September 30, 2025 Land 94,751 62 (236) — — 94,577 Buildings 88,322 1,625 (648) — (1,581) 87,718 Equipment 171,875 34,068 17,501 (533) (18,973) 203,938 Transportation equipment 23,600 55,977 3,996 — (4,621) 78,952 Furniture and fixtures 23,600 1,298 1,905 (92) (1,124) 25,587 Other 159,400 22,302 3,032 — (6,519) 178,215 Total 561,548 115,332 25,550 (625) (32,818) 668,987Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated 17 Investment property Individual December 31, 2025 Transfers Depreciation September 30, 2026 Investment properties 49,933 (38,455) (3) 11,475 Total 49,933 (38,455) (3) 11,475 Consolidated December 31, 2025 Transfers Depreciation Business combination September 30, 2026 Investment properties EMAE’s assets (*) 49,933 — (38,455) — (3) — — 316,589 11,475 316,589 Total 49,933 (38,455) (3) 316,589 328,064 (*) It mainly relates to land and adjacent areas held by EMAE for rental income or capital appreciation and is not used in the generation or supply of electricity or for administrative purposes. The accompanying notes are an integral part of these financial statements. 47Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 48 18 Borrowings and financing Borrowings and financing outstanding balance Individual September 30, 2026 December 31, 2025 Financial institution Current Non-current Total Current Non-current Total Local currency Debentures 1,140,334 25,006,479 26,146,813 2,764,582 20,230,117 22,994,699 Brazilian Federal Savings Bank — — — 134,275 1,495,481 1,629,756 BNDES — — — 259,341 564,501 823,842 IDB 289,669 2,410,864 2,700,533 307,349 2,680,484 2,987,833 IFC (*) 25,300 1,995,473 2,020,773 64,450 2,645,882 2,710,332 Leases (concession) 4,389 185,307 189,696 84,214 110,214 194,428 Leases (others) 65,317 8,841 74,158 72,440 9,627 82,067 Other 484 484 968 616 328 944 Interest 929,093 — 929,093 1,139,091 — 1,139,091Total in local currency 2,454,586 29,607,448 32,062,034 4,826,358 27,736,634 32,562,992Foreign currency IDB 61,128 1,012,150 1,073,278 56,573 973,833 1,030,406 IBRD 31,498 1,184,935 1,216,433 33,453 1,112,127 1,145,580 JICA 141,339 1,606,430 1,747,769 150,779 1,965,688 2,116,467 IFC — 3,103,420 3,103,420 — 3,380,431 3,380,431 A/B Blue Bonds — 7,589,302 7,589,302 — — — Interest 200,180 — 200,180 65,727 — 65,727Total in foreign currency 434,145 14,496,237 14,930,382 306,532 7,432,079 7,738,611Total borrowings and financing 2,888,731 44,103,685 46,992,416 5,132,890 35,168,713 40,301,603Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 49 Borrowings and financing outstanding balance Consolidated September 30, 2026 December 31, 2025 Financial institution Current Non-current Total Current Non-current Total Local currency Debentures 1,140,335 21,957,117 23,097,452 2,764,582 17,282,427 20,047,009 Brazilian Federal Savings Bank — — — 134,275 1,495,481 1,629,756 BNDES 283 281 564 259,341 564,501 823,842 IDB 289,669 2,410,864 2,700,533 307,349 2,680,484 2,987,833 IFC (*) 25,300 1,995,473 2,020,773 64,450 2,645,882 2,710,332 Leases (concession) 4,416 185,307 189,723 84,214 110,214 194,428 Leases (others) 66,538 11,331 77,869 72,440 9,627 82,067 Other 484 484 968 616 328 944 Interest 897,316 — 897,316 1,033,884 — 1,033,884Total in local currency 2,424,341 26,560,857 28,985,198 4,721,151 24,788,944 29,510,095Foreign currency IDB 61,128 1,012,150 1,073,278 56,573 973,833 1,030,406 IBRD 31,498 1,184,935 1,216,433 33,453 1,112,127 1,145,580 JICA 141,339 1,606,430 1,747,769 150,779 1,965,688 2,116,467 IFC — 3,103,420 3,103,420 — 3,380,431 3,380,431 A/B Blue Bonds — 7,589,302 7,589,302 — — — Blue Bonds — 2,503,729 2,503,729 — 2,828,508 2,828,508 Interest 217,780 — 217,780 130,860 — 130,860Total in foreign currency 451,745 16,999,966 17,451,711 371,665 10,260,587 10,632,252Total borrowings and financing 2,876,086 43,560,823 46,436,909 5,092,816 35,049,531 40,142,347 (*) The financing is a syndicate led by IFC, composed of the following financial institutions: Bank of Baroda, Bank of China, BBVA, BofA, Citi, Credit Agricole, ICBC.Quotes as of September 30, 2026: US$ – R$ 5.1809; Yen – R$ 0.03294; EUR - R$ 5.8777 (as of December 31, 2025: US$ – R$ 5.5024; Yen – R$ 0.03514; Euro – R$ 6.4692).Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 50 Payment schedule – accounting balances as of September 30, 2026Payment Schedule Individual October to December, 2026 2027 2028 2029 2030 2031 2032 to 2048 Total Local currency Debentures 10,679 1,140,335 375,958 1,130,567 4,601,763 3,401,146 15,486,365 26,146,813 IDB 18,800 289,669 359,999 330,039 265,949 265,949 1,170,128 2,700,533 IFC 12,650 30,600 63,850 97,100 183,000 407,800 1,225,773 2,020,773 Leases 59,829 12,589 18,743 24,111 12,832 19,900 115,850 263,854 Other 121 484 363 - - - - 968 Interest and other charges 493,939 435,154 - - - - - 929,093Total in local currency 596,018 1,908,831 818,913 1,581,817 5,063,544 4,094,795 17,998,116 32,062,034Foreign currency IDB 30,564 61,128 61,128 61,128 61,128 61,128 737,074 1,073,278 IBRD - 31,498 31,498 83,636 83,636 83,636 902,529 1,216,433 JICA 4,755 188,377 235,416 235,416 163,324 163,324 757,157 1,747,769 IFC - - - 1,553,205 1,550,215 - - 3,103,420 Bonds - Sabesp - - - - - 4,403,765 3,185,537 7,589,302 Interest and other charges 122,062 78,118 - - - - - 200,180Total in foreign currency 157,381 359,121 328,042 1,933,385 1,858,303 4,711,853 5,582,297 14,930,382Total 753,399 2,267,952 1,146,955 3,515,202 6,921,847 8,806,648 23,580,413 46,992,416Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 51 Payment Schedule Consolidated October to December, 2026 2027 2028 2029 2030 2031 2032 to 2048 Total Local currency Debentures 10,679 1,140,335 375,958 1,130,567 1,552,400 3,401,146 15,486,367 23,097,452 BNDES 283 281 — — — — — 564 IDB 18,800 289,669 359,999 330,039 265,949 265,949 1,170,128 2,700,533 IFC 12,650 30,600 63,850 97,100 183,000 407,800 1,225,773 2,020,773 Leases 61,076 12,975 19,724 24,870 13,197 19,900 115,850 267,592 Other 121 484 363 — — — — 968 Interest and other charges 493,939 403,377 — — — — — 897,316Total in local currency 597,548 1,877,721 819,894 1,582,576 2,014,546 4,094,795 17,998,118 28,985,198Foreign currency IDB 30,564 61,128 61,128 61,128 61,128 61,128 737,074 1,073,278 IBRD — 31,498 31,498 83,636 83,636 83,636 902,529 1,216,433 JICA 4,755 188,377 235,416 235,416 163,324 163,324 757,157 1,747,769 IFC — — — 1,553,205 1,550,215 — — 3,103,420 Bonds - Sabesp — — — — — 4,403,765 3,185,537 7,589,302 Blue Bonds — — — — 2,503,729 — — 2,503,729 Interest and other charges 122,062 95,718 — — — — — 217,780Total in foreign currency 157,381 376,721 328,042 1,933,385 4,362,032 4,711,853 5,582,297 17,451,711Total 754,929 2,254,442 1,147,936 3,515,961 6,376,578 8,806,648 23,580,415 46,436,909 ChangesCompanhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 52 Changes IndividualDecember 31, 2025 Additi ons Funding Borrowing costs Inflation adjustment and exchange rate changes Inflation adjustment/ Exchange rate change - capitalized Interest Paid Amortization Accrued interest Provision for interest and charges - capitalized Expenses with borrowing costs Fair value September 30, 2026 Local currency Debentures 23,920,841 — 6,686,268 (164,485) 385,096 55,333 (2,447,420) (3,456,288) 1,720,320 535,178 34,862 (388,718) 26,880,987 Brazilian Federal Savings Bank 1,634,323 — 40,869 — 5,926 8,885 (79,406) (1,685,437) 67,659 7,181 — - — BNDES 826,580 — — — 11,933 1,559 (37,709) (838,698) 30,026 4,898 1,411 - — IDB 3,136,210 — — — — — (376,704) (288,549) 251,696 67,119 1,249 - 2,791,021 IFC 2,767,605 — — — — — (188,705) (697,800) 215,462 20,405 8,242 - 2,125,209 Leases (concession) 194,427 — — — — — — (67,171) 62,440 — — - 189,696 Leases (others) 82,068 3,915 — — — — — (27,919) 16,094 — — - 74,158 Other 938 — 768 — — — (25) (743) 223 — - 963Total in local currency 32,562,992 3,915 6,727,905 (164,485) 402,955 65,777 (3,129,969) (7,062,605) 2,363,719634,784 45,764 (388,718) 32,062,034Foreign currency IDB 1,037,182 — 141,370 (78) (65,891) 3,482 (23,067) (25,250) 32,990 23,316 1,202 (11,962) 1,113,294 IBRD 1,160,707 — 193,630 (782) (67,952) — (57,886) (31,537) 45,835 — 586 (23,092) 1,219,509 JICA 2,125,285 — — (113) (136,115) (426) (23,646) (137,536) 26,107 39 808 (95,317) 1,759,086 IFC 3,415,437 — — — (256,332) 13,677 (75,456) — 32,076 79,423 2,838 (37,195) 3,174,468 A/B Blue Bonds — — 7,845,150 (111,121) (73,800) — (230,804) — 305,527 — 9,983 (80,910) 7,664,025 Total in foreign currency 7,738,611 — 8,180,150 (112,094) (600,090) 16,733 (410,859) (194,323) 442,535 102,778 15,417 (248,476) 14,930,382Total 40,301,603 3,915 14,908,055 (276,579) (197,135) 82,510 (3,540,828) (7,256,928) 2,806,254 737,562 61,181 (637,194) 46,992,416Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 53 Changes ConsolidatedDecember 31, 2025 Additi ons Funding Borrowing costs Inflation adjustment and exchange rate changes Inflation adjustment/ Exchange rate change - capitalized Interest Paid Amortization Accrued interest Provision for interest and charges - capitalized Expenses with borrowing costs Business combination (Note 4) Fair value September 30, 2026 Local currency Debentures 20,867,944 — 6,686,268 (164,485) 290,706 55,333 (2,179,560) (3,456,288) 1,518,368 535,178 34,862 — (388,478) 23,799,848 Brazilian Federal Savings Bank 1,634,323 — 40,869 — 5,926 8,885 (79,406) (1,685,437) 67,659 7,181 — — — — BNDES 826,580 — — — 11,933 1,559 (37,724) (838,756) 30,013 4,898 1,411 650 — 564 IDB 3,136,210 — — — — — (376,704) (288,549) 251,696 67,119 1,249 — — 2,791,021 IFC 2,767,605 — — — — — (188,705) (697,800) 215,462 20,405 8,242 — — 2,125,209 Leases (concession) 194,427 — — — — — — (67,263) 62,446 — — 113 — 189,723 Leases (others) 82,068 3,915 — — — — — (28,683) 16,589 — — 3,981 — 77,870 Other 938 — 768 — — — (25) (743) 22 3 — — — 963Total in local currency 29,510,095 3,915 6,727,905 (164,485) 308,565 65,777 (2,862,124) (7,063,519) 2,162,255 634,784 45,764 4,744 (388,478) 28,985,198Foreign currency IDB 1,037,182 — 141,370 (78) (65,891) 3,482 (23,067) (25,250) 32,990 23,316 1,202 — (11,962) 1,113,294 IBRD 1,160,707 — 193,630 (782) (67,952) — (57,886) (31,537) 45,835 — 586 — (23,092) 1,219,509 JICA 2,125,285 — — (113) (136,115) (426) (23,646) (137,536) 26,107 39 808 — (95,317) 1,759,086 IFC 3,415,437 — — — (256,332) 13,677 (75,456) — 32,076 79,423 2,838 — (37,195) 3,174,468 A/B Blue Bonds — — 7,845,150 (111,121) (73,800) — (230,804) — 305,527 — 9,983 — (80,910) 7,664,025 Blue Bonds 2,893,641 — — — (169,073) — (153,810) — 110,083 — 2,875 — (162,387) 2,521,329 Total in foreign currency 10,632,252 — 8,180,150 (112,094) (769,163) 16,733 (564,669) (194,323) 552,618 102,778 18,292 — (410,863) 17,451,711Total 40,142,347 3,915 14,908,055 (276,579) (460,598) 82,510 (3,426,793) (7,257,842) 2,714,873 737,562 64,056 4,744 (799,341) 46,436,909Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 54 (a) Main events in the period ended September 30, 2026Early Repayment of LoansIn August 2026, SABESP repaid in full and ahead of schedule all of its loan agreements with Caixa Econômica Federal and the National Bank for Economic and Social Development, as shown in the transaction details above.39th, 40th, and 41st Debenture IssuesIn the third quarter of 2026, the Company raised R$ 394 million through the issuance of unsecured, non-convertible debentures with the following characteristics:Instrument Amount Rate Maturity 39th issue 178,036 3.50% 2034 40th issue 156,642 CDI% 2036 41th issue 59,504 6.3% 2031 Total 394,182The agreed covenants are: - Disposal of operating assets, termination of license or loss of concession that, considered alone or together during the term of the agreement, result in a reduction in the Company’s net sales and/or services revenue of more than twenty-five percent (25%). The above limit will be calculated every year, taking into consideration the Company’s net operating revenue for the year immediately prior and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.38th Debenture IssueIn February, the Company raised R$ 6,292 million from the issue of simple unsecured non-convertible debentures, in five series, with the following characteristics:Financing Amount Rate Maturity Hedge Cost 38th issue - 1st series 1,635,679 IPCA + 6.2907% 2036 DI- 1.38% p.a. 38th issue - 2nd series 1,364,730 IPCA + 6.3507% 2038 DI- 1.26% p.a. 38th issue - 3rd series 1,291,677 IPCA + 6.2467% 2041 DI- 1.40% p.a. 38th issue - 4th series 1,000,000 DI + 0.64% 2033 - 38th issue - 5th series 1,000,000 DI + 0.72% 2036 - Total 6,292,086The agreed covenants are: - Disposal of operating assets, termination of license or loss of concession that, considered alone or together during the term of the agreement, result in a reduction in the Company’s net sales and/or services revenue of more than twenty-five percent (25%). The above limit will be calculated every year, taking into consideration the Company’s net operating revenue for the year immediately prior and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.A/B Blue BondsIn January 2026, the Company contracted financing with the Inter-American Investment Corporation, in the total amount of US$ 1,500 million, with the following characteristics:Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 55 Financing Amount (Currency of origin) Amount (R$) Rate Hedge Cost Maturity AB BOND 5Y 850,000 4,445,585 5.75%% DI + 1.24% p.a. 2031 AB BOND 10Y 500,000 2,615,050 6.5%% DI + 1.99% p.a. 2036 AB BOND 12Y 150,000 784,515 SOFR + 2.75% DI + 1.45% p.a. (i) 2038 Total 1,500,000 7,845,150(i) A Non-Deliverable Forward (“NDF”) derivative instrument was preliminarily contracted as a pre-hedge for hedging the currency exchange variation of the aforementioned bond. Subsequently, in September 2026, the Company contracted a swap derivative instrument, converting the debt indexed to SOFR + 2.75% into DI+.There are no financial covenants for these financing agreements.(b) LeasesThe Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets against the lease liability.The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (d).(c) CovenantsThe table below presents the clauses containing the most restrictive covenants as of September 30, 2026.Covenants Adjusted EBITDA/Financial Expense Paid Equal to or higher than 2.35 Net Debt /Adjusted EBITDA Equal to or less than 3.50As of September 30, 2026, and December 31, 2025, the Company met the requirements outlined by its borrowings and financing agreements.(d) Borrowings and financing contracted and not yet used Individual and Consolidated Agent September 30, 2026 (*) Inter-American Development Bank - IDB 402 International Bank for Reconstruction and Development – IBRD 279 Banco BTG Pactual 949 Other 3 Total 1,633(*) Amounts in millions of reais. Brazilian Central Bank’s exchange rate as of September 30, 2026 (US$ 1.00 = R$ 5.1809).The funds from financing contracted have specific purposes and are released for the execution of their respective investments, according to the execution of the works.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 56(e) General informationBelow is detailed information on the borrowings and financing in force as of September 30, 2026. For a better understanding, the table below consolidates the instruments by financial institution, remuneration, currency of origin and linked guarantees: Financial institution/Instrument Guarantees Final maturity Annual interest rate Currency IDB — 2029 - 2036 CDI + 0.30% to CDI 1.50% Real IDB Federal Government 2044 SOFR + 1.22% Dollar IDB Federal Government 2035 CDI + 0.86% Real IFC — 2030 SOFR + 1.80% Dollar IFC — 2030 EURIBOR + 1.85% Euro IFC — 2033 - 2034 CDI + 0.2735% to 1.70% Real IBRD Federal Government 2034 - 2048 SOFR + 0.74% and 1.84% Dollar JICA Federal Government 2029 - 2037 0.01% to 2.50% Yen JICA — 2037 2.00%% Yen Debentures — 2031 – 2034 3.50% to 6.30% Real Debentures — 2027 - 2036 CDI + 0.00% to 1.31% Real Debentures — 2026 - 2041 IPCA + 3.20% to 7.55% Real Blue Bond — 2030 5.63%% Dollar Fehidro — 2028 3.00%% Real A/B Blue Bond — 2031 - 2036 5.75% to 6.50% Dollar A/B Blue Bond — 2038 SOFR + 2.75% Dollar Leases — 2035 IPCA + 7.73% to 10.12% Real Leases — 2042 9.74% to 15.24% Real19 Financial instrumentsAs of September 30, 2026, the Company had financial instruments classified as amortized cost and fair value through profit or loss.Financial instruments comprising cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the National Water and Sanitation Agency (ANA), financial assets of the concession, trade payables, borrowings and financing in local and foreign currency, services payable, and balances payable arising from Public-Private Partnerships (PPPs), which are non-derivative financial assets and liabilities with fixed or determinable payments not quoted in an active market, are classified in the amortized cost category, except for cash equivalents and financial investments.A portion of borrowings and financing arrangements, with carrying amounts of R$ 19,987,468 and R$ 8,165,244 as of September 30, 2026 and December 31, 2025, respectively, was irrevocably designated at fair value through profit or loss. Derivative financial instruments, whether or not designated in formal hedge accounting relationships, are mandatorily classified in the fair value through profit or loss category.Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,124,081 as of September 30, 2026 (R$ 1,139,064 as of December 31, 2025), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 970,268 (R$ 1,016,697 as of December 31, 2025), refers to reimbursement of additional retirement and Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated pension plan - G0, indexed to the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions. Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, whose fair values are presented below. Individual Consolidated Individual Consolidated September 30, 2026 September 30, 2026 December 31, 2025 December 31, 2025 Carrying amount Fair value Carrying amount Fair value Carrying amount Fair value Carrying amount Fair value Borrowings and financing 46,992,416 47,193,169 46,436,909 46,648,630 40,301,603 40,360,558 40,142,347 40,376,452 The criteria adopted to obtain the fair values of borrowings and financing in preparing the quarterly information as of September 30, 2026, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2025. Financial instruments referring to borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy and there were no transfers between levels during this period. There are no instruments classified as level 1 or level 3. Reverse Factoring The Company started reverse factoring operations with certain suppliers, as a financial support alternative to the supply chain, resulting from individual cash management decisions of these suppliers. In such operations, suppliers may advance their receivables with financial institutions by assigning credit rights, without the Company changing the original payment terms, which does not grant additional guarantees or incur financial charges. The underlying transactions remain at customary market conditions, including prices and terms, so that such transactions do not alter the economic essence of the original business transactions. On September 30, 2026, the Company had no outstanding balance of Reverse factoring liabilities. 20 Derivative financial instruments and hedging transactions The Company is exposed to certain risks related to its transactions. The main risks managed with derivative instruments are currency risk and interest rate risk. The Company’s risk management strategy and how it is applied is disclosed in Note 5.1 above, applicable to consolidated balances. As of September 30, 2026, regarding derivative transactions, the Company held a liability position of R$ 2,130,720 (Consolidated) and R$ 1,588,062 (Individual) (as of December 31, 2025, a liability position of R$ 661,421 (Consolidated) and R$ 521,832 (Individual)). Derivatives designated as hedging instruments Fair value hedges As of September 30, 2026, the Company had an interest rate and currency swap agreement with a notional value of Yen 28 billion, US$ 805 million and Euro 220 million (Yen 36 billion, US$ 761 million, and Euro 220 million as of December 31, 2025), which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI The accompanying notes are an integral part of these financial statements. 57Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 58 rate plus or less an interest percentage. Swaps are used to hedge exposure to changes in the fair value of borrowings and financing.There is an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the borrowings and financing transactions (for example, the notional amount, indices and the maturity date). To test the effectiveness of fair value hedging transactions, the Company uses the critical terms match method in order to assess whether all terms of the derivative are in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment.The potential sources of hedge ineffectiveness evaluated by the Company are:• Differences in the timing of cash flows from hedged items and hedging instruments. • Different indices (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments. • Counterparties’ credit risk has a different impact on the fair value changes of hedging instruments and hedged items.The effect of the hedging instrument on the Individual and Consolidated statements of financial position as of September 30, 2026 is shown below:Individual and Consolidated Transactio ns Currency Instrument Line item in the financial statements Notional value Carrying amount (R$)Change in fair value used to measure ineffectiveness (R$) 1 Yen Cross-Currency Swap Derivative financial instruments 28,350,320 (265,282) (110,552) 2 Dollar Cross-Currency Swap Derivative financial instruments 804,304 (605,992) (290,318) 3 Euro Cross-Currency Swap Derivative financial instruments 220,000 (200,695) (137,549) Total (1,071,969) (538,419)The effect of the hedged item on the individual and consolidated statements of financial position as of September 30, 2026 is shown below:Individual and Consolidated Transacti ons Currenc y/ Index Object Line item in the financial statements Carrying amount (R$)Cumulat ive fair value adjustm ent (R$)Change in fair value used to measure ineffectiveness (R$) 1 Yen Borrowing Borrowings and financing (920,003) 582,664 107,630 2 Dollar Borrowing Borrowings and financing (4,213,319) (503,504) 299,101 3 Euro Borrowing Borrowings and financing (1,330,647) 63,633 146,164 Total 142,793 552,895Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 59 Derivatives not designated as hedging instrumentsAs of September 30, 2026, the Company had an interest rate swap agreement, which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage.These derivatives were not designated to documented hedge accounting structures, and the Company chose to irrevocably designate the hedged liabilities to the fair value option in order to reduce accounting mismatches.The effect of the derivative instruments not designated as hedging instruments on the individual and consolidated statements of financial position as of September 30, 2026 is shown below:Individual Consolidated Transactio ns Currency / Index Financing Line item in the financial statements Notional value Carrying amount (R$) Notional value Carrying amount (R$) 1 IPCA Interest rate swap Derivative financial instruments 10,807,786 427,199 10,807,786 427,199 2 Yen Cross-Currency Swap Derivative financial instruments 30,000,000 (167,260) 30,000,000 (167,260) 3 Dollar Cross-Currency Swap Derivative financial instruments 1,500,000 (776,032) 2,000,000 (1,318,690) Total (516,093) (1,058,751)21 Taxes and Contributions(a) Current and non-current assets Individual Consolidated September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Income and social contribution taxes 574,537 606,528 843,916 606,528 Withholding income tax (IRRF) on financial investments 455,738 127,965 456,999 128,038 PIS and Cofins Recoverable 509,800 558,209 574,640 558,209 Other federal taxes 131,761 2,535 165,915 2,535 Total 1,671,836 1,295,237 2,041,470 1,295,310Current assets 1,671,836 1,295,237 1,783,283 1,295,310 Non-current assets — — 258,187 —Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 60(b) Current liabilities Individual Consolidated September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Income and social contribution taxes 381,709 — 384,723 1,312 PIS and Cofins 159,274 144,484 162,822 144,623 Other 187,963 469,594 199,693 469,657 Total 728,946 614,078 747,238 615,59222 Deferred PIS/Cofins taxesIndividual and Consolidated September 30, 2026 December 31, 2025 PIS/Cofins – Financial asset 1,081,409 1,001,566 PIS/Cofins – Estimated revenue 76,152 89,049 Other 194,298 190,350 Total 1,351,859 1,280,965Current liabilities 76,152 89,049 Non-current liabilities 1,275,707 1,191,916Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 6123 Deferred taxes and contributions(a) Statement of financial position details Individual Consolidated Individual and Consolidated September 30, 2026 September 30, 2026 December 31, 2025 Deferred income tax assets Provisions 694,662 813,855 653,628 Pension plan obligations – G1 125,200 125,200 125,200 Donations of underlying assets on concession agreements 38,714 38,714 40,764 Allowance for doubtful accounts 134,758 134,758 116,431 Allowance for losses on other accounts receivable — — 54,426 Allowance for inventory losses 93,049 93,049 121,591 Allowance for losses on works and projects 1,351 1,351 10,554 Allowance for losses on write-off of assets — — 46,790 Performance Agreements 82,173 82,173 81,143 Present value adjustment (PVA) on accounts receivable 107,316 107,316 89,073 Derivative financial instruments in the profit/loss 555,918 555,918 204,190 Deferred PIS/COFINS 459,924 459,924 432,777 Actuarial gain/loss - Comprehensive income — 84,969 — Other 249,974 250,354 91,657Offset (*) (2,543,039) (2,705,268) (2,068,224)Total deferred tax asset — 42,313 —Deferred income tax liabilities Temporary difference in the concession of intangible asset (277,727) (277,727) (290,128) Capitalization of borrowing costs (494,872) (494,872) (526,275) Profit on supply to government entities (281,848) (324,581) (573,921) Financial asset of the concession (3,974,909) (3,974,909) (3,681,433) Actuarial gain/loss - Comprehensive Income (91,262) (91,262) (91,262) Construction margin (33,066) (33,066) (35,113) Annual Generation Revenue - RAG — (11,620) — Present value adjustment (PVA) investment property — (107,632) — Other (174,131) (174,375) —Offset (*) 2,543,039 2,705,268 2,068,224Total deferred tax liabilities (2,784,776) (2,784,776) (3,129,908)Net Deferred Tax Liabilities (2,784,776) (2,742,463) (3,129,908)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 62(b) Changes Individual December 31, 2025 Net change September 30, 2026 Deferred income tax assets Provisions 653,628 41,034 694,662 Pension plan obligations – G1 125,200 — 125,200 Donations of underlying assets on concession agreements 40,764 (2,050) 38,714 Allowance for doubtful accounts 116,431 18,327 134,758 Allowance for losses on other accounts receivable 54,426 (54,426) — Allowance for inventory losses 121,591 (28,542) 93,049 Allowance for losses on works and projects 10,554 (9,203) 1,351 Allowance for losses on write-off of assets 46,790 (46,790) — Performance Agreements 81,143 1,030 82,173 Present value adjustment (PVA) on accounts receivable 89,073 18,243 107,316 Derivative financial instruments in the profit/loss 204,190 351,728 555,918 Deferred PIS/Cofins 432,777 27,147 459,924 Other 91,657 158,317 249,974 — — Offset (*) (2,068,224) (474,815) (2,543,039)Total deferred tax asset — — —Deferred income tax liabilities Temporary difference in the concession of intangible asset (290,128) 12,401 (277,727) Capitalization of borrowing costs (526,275) 31,403 (494,872) Profit on supply to government entities (573,921) 292,073 (281,848) Financial asset of the concession (3,681,433) (293,476) (3,974,909) Actuarial gain/loss - Comprehensive Income (91,262) — (91,262) Construction margin (35,113) 2,047 (33,066) Annual Generation Revenue - RAG — — — Other — (174,131) (174,131)Offset (*) 2,068,224 474,815 2,543,039Total deferred tax liabilities (3,129,908) 345,132 (2,784,776)Net Deferred Tax Liabilities (3,129,908) 345,132 (2,784,776)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 63 Consolidated December 31, 2025 Net change September 30, 2026 Deferred income tax assets Provisions 653,628 160,227 813,855 Pension plan obligations – G1 125,200 — 125,200 Donations of underlying assets on concession agreements 40,764 (2,050) 38,714 Allowance for doubtful accounts 116,431 18,327 134,758 Allowance for losses on other accounts receivable 54,426 (54,426) — Allowance for inventory losses 121,591 (28,542) 93,049 Allowance for losses on works and projects 10,554 (9,203) 1,351 Allowance for losses on write-off of assets 46,790 (46,790) — Performance Agreements 81,143 1,030 82,173 Present value adjustment (PVA) on accounts receivable 89,073 18,243 107,316 Derivative financial instruments in the profit/loss 204,190 351,728 555,918 Deferred PIS/COFINS 432,777 27,147 459,924 Actuarial gain/loss - Comprehensive Income — 84,969 84,969 Other 91,657 158,697 250,354Offset (*) (2,068,224) (637,044) (2,705,268)Total deferred tax asset — 42,313 42,313Deferred income tax liabilities Temporary difference in the concession of intangible asset (290,128) 12,401 (277,727) Capitalization of borrowing costs (526,275) 31,403 (494,872) Profit on supply to government entities (573,921) 249,340 (324,581) Financial asset of the concession (3,681,433) (293,476) (3,974,909) Actuarial gain – G1 Plan (91,262) — (91,262) Construction margin (35,113) 2,047 (33,066) Annual Generation Revenue - RAG — (11,620) (11,620) Present value adjustment (PVA) investment property — (107,632) (107,632) Other — (174,375) (174,375)Offset (*) 2,068,224 637,044 2,705,268Total deferred tax liabilities (3,129,908) 345,132 (2,784,776)Net Deferred Tax Liabilities (3,129,908) 387,445 (2,742,463)(*) Refers to deferred tax assets and deferred tax liabilities that have been offset for balance sheet presentation purposes. Following the acquisition of EMAE, Sabesp began reporting significant deferred tax assets. Accordingly, deferred tax assets and deferred tax liabilities are presented separately, together with the related effects of offsetting, in order to facilitate the reconciliation of the reported balances. (**) The movement includes an amount of R$ 41,539 related to the deferred asset assumed by the Company upon obtaining control of EMAE. Accordingly, such amount is not included in the reconciliation of the effective income tax rate, since it was not recognized in profit or loss for the period, as described in item (c) below.(c) Reconciliation of the effective tax rateThe amounts recorded as income tax and social contribution expenses in the quarterly information are reconciled to the statutory rates, as shown below:Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 64 Individual July to September 2026 January to September 2026 July to September 2025 January to September 2025 Profit before taxes 2,009,974 6,479,198 3,239,375 8,715,679 Statutory rate 34% 34% 34% 34 % Estimated expense at statutory rate (683,391) (2,202,927) (1,101,388) (2,963,331) Permanent differences Tax benefit from interest on equity (*) — 198,411 — — Provision Law No. 4,819/1958 – G0 (i) (11,592) (35,886) (13,163) (35,213) Donations — — (333) (3,833) Tax incentives 7,521 26,149 — — Agreement with AAPS — 29,953 — — Other differences (**) 61,276 85,105 34,074 63,317 Income and social contribution taxes (626,186) (1,899,195) (1,080,810) (2,939,060) Current income and social contribution taxes (343,648) (2,244,327) (1,370,181) (2,863,350) Deferred income and social contribution taxes (282,538) 345,132 289,371 (75,710) Effective rate 31% 29% 33% 34 %Consolidated July to September 2026 January to September 2026 July to September 2025 January to September 2025 Profit before taxes 2,023,987 6,533,009 3,240,859 8,719,627 Statutory rate 34% 34% 34% 34 % Estimated expense at statutory rate (688,156) (2,221,223) (1,101,892) (2,964,673) Permanent differences Tax benefit from interest on equity (*) — 198,411 — — Provision Law No. 4,819/1958 – G0 (i) (11,592) (35,886) (13,163) (35,213) Donations — — (333) (3,833) Tax incentives 7,521 26,149 — — Agreement with AAPS — 29,953 — — Other differences (**) 55,975 70,786 33,094 60,711 Income and social contribution taxes (636,252) (1,931,810) (1,082,294) (2,943,008) Current income and social contribution taxes; (312,679) (2,277,717) (1,371,665) (2,867,298) Deferred income and social contribution taxes (323,573) 345,907 289,371 (75,710) Effective rate 31% 30% 33% 34% (*) As a result of the approval of the payment in the form of interest on equity, the Company benefited, in fiscal year 2026, from the tax benefit arising from the related deductibility for purposes of calculating income tax and social contribution (Note 29 (b)). (**) Primarily composed of equity in earnings of affiliates, write-offs of non-deductible receivables, and other losses.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 6524 Provisions(a) Lawsuits and proceedings that resulted in provisions(I) Statement of financial position detailsThe Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. The payment terms and amounts are defined based on the outcome of these lawsuits.Individual Consolidated Individual and Consolidated September 30, 2026 September 30, 2026 December 31, 2025 Provisions Escrow deposits Provisions net of deposits Provisions Escrow deposits Provisions net of deposits Provisions Escrow deposits Provisions net of deposits Regulatory claims (i) 119,990 (12,480) 107,510 119,990 (12,480) 107,510 134,411 (1,510) 132,901 Supplier claims (ii) 43,965 — 43,965 43,965 — 43,965 51,342 (60) 51,282 Customer claims and other civil claims (iii) 226,628 (12,664) 213,964 235,747 (12,664) 223,083 154,148 (437) 153,711 Tax claims (iv) 20,745 (16,075) 4,670 150,347 (16,075) 134,272 12,236 (646) 11,590 Labor claims (v) 1,444,124 (21,392) 1,422,732 1,485,843 (21,392) 1,464,451 1,409,720 (16,318) 1,393,402 Environmental claims (vi) 187,673 (1,898) 185,775 190,206 (1,898) 188,308 160,575 (49) 160,526 Total 2,043,125 (64,509) 1,978,616 2,226,098(64,509) 2,161,589 1,922,432 (19,020) 1,903,412Current 291,480 — 291,480 291,480 — 291,480 1,370,013 — 1,370,013 Non-Current 1,751,645 (64,509) 1,687,136 1,934,618 (64,509) 1,870,109 552,419 (19,020) 533,399(II) ChangesIndividual December 31, 2025 Additional provisions Interest and inflation adjustment Use of the provision Amounts not used (reversal) September 30, 2026 Regulatory claims (i) 134,411 14,561 6,912 (11,969) (23,925) 119,990 Supplier claims (ii) 51,342 5,403 17,037 (1,457) (28,360) 43,965 Customer claims and other civil claims (iii) 154,148 124,763 56,757 (14,634) (94,406) 226,628 Tax claims (iv) 12,236 21,219 2,661 (1) (15,370) 20,745 Labor claims (v) 1,409,720 219,906 146,666 (26,878) (305,290) 1,444,124 Environmental claims (vi) 160,575 27,895 22,783 (10) (23,570) 187,673 Sub-total 1,922,432 413,747 252,816 (54,949) (490,921) 2,043,125Escrow deposits (19,020) (81,726) (7,072) (3) 43,312 (64,509)Total 1,903,412 332,021 245,744 (54,952) (447,609) 1,978,616Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 66 Consolidated December 31, 2025 Additional provisions Interest and inflation adjustment Use of the provision Amounts not used (reversal) Business combination September 30, 2026 Regulatory claims (i) 134,411 14,561 6,912 (11,969) (23,925) — 119,990 Supplier claims (ii) 51,342 5,403 17,037 (1,457) (28,360) — 43,965 Customer claims and other civil claims (iii) 154,148 131,797 56,757 (14,634) (94,406) 2,085 235,747 Tax claims (iv) 12,236 23,089 2,661 (1) (15,370) 127,732 150,347 Labor claims (v) 1,409,720 219,906 146,666 (26,878) (305,290) 41,719 1,485,843 Environmental claims (vi) 160,575 27,896 22,783 (10) (23,570) 2,532 190,206 Sub-total 1,922,432 422,652 252,816 (54,949) (490,921) 174,068 2,226,098Escrow deposits (19,020) (81,726) (7,072) (3) 43,312 — (64,509)Total 1,903,412 340,926 245,744 (54,952) (447,609) 174,068 2,161,589(b) Lawsuits deemed as contingent liabilitiesThe Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the quarterly information, since neither are outflows expected to be required nor can the amount of the obligations cannot be reliably measured. Contingent liabilities, assessed as possible loss, net of judicial deposits, are represented as follows:Individual Consolidated Individual and Consolidated September 30, 2026 September 30, 2026 December 31, 2025 Regulatory claims (i) 1,984,499 1,984,499 219,312 Supplier claims (ii) 649,801 649,801 925,899 Customer claims and other civil claims (iii) 880,419 950,168 812,534 Tax claims (iv) 1,780,875 1,949,210 1,711,737 Labor claims (v) 1,173,252 1,223,069 918,561 Environmental claims (vi) 5,483,555 5,495,269 5,264,307 Administrative claims - 6,406 — Total 11,952,401 12,258,422 9,852,350(c) Explanation of the nature of the main classes of lawsuits(i) Regulatory claimsRefer mainly to claims brought by customers challenging the tariff regime and seeking treatment equivalent to that granted to other categories of consumers. They also include claims seeking reduction of sewage tariff due to system losses, consequently requesting refund of the amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category. They also include notices of violation issued by the São Paulo State Regulatory Agency for Public Services (ARSESP) in the course of its regulatory inspection activities.(ii) Supplier claimsInclude lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated (iii) Customer claims and other civil claims Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels. (iv) Tax claims Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company’s Management. (v) Labor claims The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels. (vi) Environmental claims These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, demanding fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company. The main issues in which the Company is involved are: a) ordering SABESP to refrain from discharging or releasing sewage without proper treatment; b) invest in the municipality’s water and sewage treatment system, under penalty of a fine; and c) requiring SABESP to pay compensation for environmental damages; among others. (d) Guarantee insurance The Company has three agreements available for the issue of policies under several types of guarantee insurance, whose limit that can be used as judicial guarantee insurance is R$ 2,915 billion. The judicial guarantee modality is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to effectiveness period of five years. As of September 30, 2026, the amount of R$ 678 million was available for use. 25 Contract liability The contract liability represents EMAE’s obligation to provide construction and infrastructure improvement services for the quota power plants in exchange for amounts already received through the GAG Improvement component of the RAG, in excess of the revenue recognized in the period for the construction and improvement performance obligation. The contract liability is recognized and measured in accordance with paragraphs 105 to 108 of CPC 47 / IFRS 15, based on the difference between the total GAG Improvement amounts received since July 1, 2018, and the cumulative construction and improvement revenue recognized over the same period using the cost plus margin method. The contract liability is settled as the Company carries out the related improvement investments and recognizes the associated revenues, being reversed directly against construction revenue in profit or loss for the period. No provision is recognized based on estimated investment plans; the contract liability strictly reflects the difference between amounts received and investments effectively incurred. The accompanying notes are an integral part of these financial statements. 67Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 68 The Company classifies as current liabilities the portion expected to be settled within twelve months from the reporting date, based on the projected budgeted CAPEX for the subsequent period. The remaining balance is classified under non current liabilities.As of September 30, 2026, the contract liability balance amounted to R$ 36,882 and R$ 632,047, in the short and long term, respectively.26 Labor and social obligationsIndividual Consolidated Individual and Consolidated September 30, 2026 September 30, 2026 December 31, 2025 Salaries and payroll charges 53,253 55,773 62,232 Provision for vacation 191,614 194,343 193,878 Provision for 13th salary 69,315 70,677 — Healthcare plan (i) 2,779 3,513 106,589 Provision for profit sharing (ii) 170,205 192,749 203,784 Incentivized Dismissal Program - IDP (iii) 2,250 2,250 17,126 Voluntary Dismissal Program - VDP (iii) 4,824 4,824 113,338 Consent Decree (TAC) 1,617 1,617 2,163 Knowledge Retention Program (KRP) 519 519 519 Total 496,376 526,265 699,629(i) Healthcare planHealthcare benefits are provided under a prepaid plan arrangement, with plan premiums funded by the sponsor, while employees' contributions are limited to copayments for services utilized, in accordance with the plan rules.The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) regarding the financial compensation to the provider of the VIVEST health plan, for the period of 60 months during the migration of retirees, former employees, pensioners and dependents between health plans, is recorded in this line.Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts related to the deficits of the health plans of retirees, former employees, pensioners and dependents, and for the reimbursement by each of them to the Company for the deficit.In June 2026, Sabesp formalized the termination of the sponsorship of the health care plans managed by Vivest, by signing the Term of Exit. Until then, the Company had a provision of R$ 134,750 to meet the obligations related to the plan, in accordance with CPC 25 – Provisions, Contingent Liabilities and Contingent Assets.With the formalization of the agreement, the remaining obligations were defined at R$ 31,169, comprising R$ 30,746 referring to the settlement of the agreed obligations and R$ 423 of administrative expenses. As a result of the definition of the obligation final amount, the Company remeasured the previously recognized liabilities, resulting in the partial write-off of the provision in the amount of R$ 103,581.Of this amount, R$ 14,809 corresponds to the reversal of the monetary restatement previously recognized on the liabilities of the agreement, with an impact on the financial result for the period. The event does not represent a new obligation, but the update of the estimate of a liability already recorded, reflecting the corresponding effects on the profit or loss for the period.(ii) Provision for profit sharing (“PPS”)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 69The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the achievement of established goals. In addition, the short-term incentive program which will be paid as PPS to the Company’s management positions, subject to the achievement of individual and collective goals. This program is provisioned monthly, according to the achievement of these targets.(iii) Incentivized Dismissal Program (“IDP”) and Voluntary Dismissal Program (“VDPs”)In June 2023, the Company implemented the Incentivized Dismissal Program (IDP) to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs (more details in Note 21 to the Annual Financial Statements as of December 31, 2023).As of September 30, 2026, the amount of R$ 2,250 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the program. These amounts refer to Health Plan reimbursements to be implemented for 24 consecutive and uninterrupted months, until approximately December 2026.The VDPs were implemented to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs and were carried out in three phases:1- 2025 VDP: applications in the period from December 23, 2024 to January 31, 2025, with 2,039 applications and contractual terminations beginning February 2025 (further details in Note 23 of the Annual Financial Statements as of December 31, 2024).2- VDPD: applications in the period from August 6, 2025 to August 29, 2025, with 145 applications. Employee terminations were scheduled to begin on August 6, 2025, and the last participant was terminated in September 2026.3 –VDP2: applications in the period from September 1, 2025 to September 26, 2025, with 1,716 applications and contract terminations according to the schedule previously established, from September 1, 2025.Until September 30, 2026, the amount of R$ 4,824 was recorded in current liabilities, under the line “Labor and social obligations”, arising from the provision for indemnity incentives for employees who joined the programs.27 Pension plan obligationsThe Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G1 Plan (i) and G0 (ii); and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), and only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (vi).Statements of defined benefit plansSummary of pension plan obligations – LiabilitiesIndividual Individual September 30, 2026 September 30, 2025 G1 Plan G0 Total G1 Plan G0 Total Social security obligations at the beginning of the period (99,514) (2,040,647) (2,140,161) — (1,931,145) (1,931,145) Recognized expenses (8,130) (167,238) (175,368) (29,592) (174,967) (204,559) Payments made 29,889 159,534 189,423 29,592 156,902 186,494 Social security obligations at the end of the period (77,755) (2,048,351) (2,126,106) — (1,949,210) (1,949,210)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 70 Consolidated Consolidated September 30, 2026 September 30, 2025 G1 Plan G0 EMAE Total G1 Plan G0 EMAE Total Social security obligations at the beginning of the period (99,514) (2,040,647) - (2,140,161) - (1,931,145) - (1,931,145) Business combination - - (271,781) (271,781) - - - - Recognized expenses (8,130) (167,238) (23,442) (198,810) (29,592) (174,967) - (204,559) Payments made 29,889 159,534 24,194 213,617 29,592 156,902 - 186,494 Social security obligations at the end of the period (77,755) (2,048,351) (271,029) (2,397,135) - (1,949,210) - (1,949,210)(i) G1 PlanThe defined benefit plan (“G1 Plan”) managed by SABESPREV receives matching contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:• 0.99% of the portion of the salary of participation up to 20 salaries; and • 8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.(ii) G0According to State Law No. 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments under the "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.(iii) Sabesprev Mais PlanThe sponsor’s contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.(iv) VIVEST PlanManaged by VIVEST, the sponsor’s contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.(v) PSAP/EMAE and EMAE-CDEMAE sponsors two supplementary pension plans providing retirement and survivor benefits for its employees, former employees, and their respective beneficiaries. The plans, referred to as PSAP/EMAE and EMAE-CD, are managed by VIVEST, a closed private pension entity. The PSAP/EMAE plan has defined benefit characteristics and has been closed to new participants since 2018. In contrast, the EMAE-CD plan, established in the same year, has defined contribution characteristics and does not expose the Company to actuarial risk.(vi) Reconciliation of expenditures with pension plan obligationsCompanhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 71 Individual July to September 2026 January to September 2026 July to September 2025 January to September 2025 G1 Plan (i) 2,710 8,130 9,762 29,592 Go (ii) 55,746 167,238 58,322 174,967 SABESPrev Mais Plan (iii) 4,826 14,336 5,259 17,472 VIVEST Plan (iv) 2,519 6,309 835 2,007 Sub-total 65,801 196,013 74,178 224,038Capitalized (3,066) (8,708) (2,861) (9,403) Reimbursement of additional retirement and pension benefits paid (G0) (21,652) (61,691) (19,609) (71,401) Other (4) 882 3,370 12,175Pension plan obligations (Note 33) 41,079 126,496 55,078 155,409Consolidated July to September 2026 January to September 2026 July to September 2025 January to September 2025 G1 Plan (i) 2,710 8,130 9,762 29,592 Go (ii) 55,746 167,238 58,322 174,967 SABESPrev Mais Plan (iii) 4,826 14,336 5,259 17,472 VIVEST Plan (iv) 2,519 6,309 835 2,007 EMAE 7,818 23,442 - - Sub-total 73,619 219,455 74,178 224,038Capitalized (3,066) (8,708) (2,861) (9,403) Reimbursement of additional retirement and pension benefits paid (G0) (21,652) (61,691) (19,609) (71,401) Other (7) 879 3,373 12,184Pension plan obligations (Note 33) 48,894 149,935 55,081 155,41828 Services payable Individual ConsolidatedSeptember 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Service providers 760,858 633,265 764,022 635,144 Municipal transfers 481,520 448,224 481,575 448,224 FAUSP (a) 1,321,876 1,361,348 1,321,876 1,361,348 Other services 297,780 325,062 298,165 327,700 Total 2,862,034 2,767,899 2,865,638 2,772,416(a) For further details regarding FAUSP, see Note 26 of the 2025 Annual Financial Statements.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 72 This line records the balances payable, mainly for services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others.29 Equity(a) Capital stockAs of September 30, 2026, the Company’s fully subscribed and paid-in capital, totaling R$ 21,379,216 was composed of registered, book-entry shares with no par value, as follows:September 30, 2026 Common Preferred Total Capital Number of Shares % Number of Shares % Number of Shares % State of São Paulo (1)(2) 634,441,345 18.0 1 100.0634,441,346 18.0 Equatorial S.A. 528,680,093 15.0 — — 528,680,093 15.0 Free Float 2,361,412,587 67.0 — — 2,361,412,587 67.0 Total 3,524,534,025 100 1 100 3,524,534,026100As of December 31, 2025, the Company’s fully subscribed and paid-in capital, totaling R$ 21,210,000 was composed of registered, book-entry shares with no par value, as follows:December 31, 2025 Common Preferred Total Capital Number of Shares % Number of Shares % Number of Shares % State of São Paulo (1)(2) 126,684,334 18.0 1 100.0126,684,335 18.0 Equatorial S.A. 105,566,079 15.0 — — 105,566,079 15.0 Free Float 471,523,455 67.0 — — 471,523,455 67.0 Total 703,773,868 100 1 100 703,773,869 100(1) Considers 634,441,315 common shares held by the São Paulo State Treasury Department and 30 common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State. (2) Special class preferred share.On March 16, 2026, the Board of Directors approved an increase in share capital from R$ 21,210,000 to R$ 21,379,216 through the capitalization of a portion of the investment reserve in the amount of R$ 169,216.On September 16, 2026, an equity instrument was issued, increasing the capital reserve by 125,779. See Note 4 for further details.(b) DividendsIn accordance with the Company's Bylaws and Law No. 6,404/76, the Company ensures its shareholders a mandatory minimum dividend corresponding to 25% of the adjusted net income for the year.On March 16, 2026, the Board of Directors approved the distribution of the mandatory dividend for the fiscal year ended December 31, 2025, through the payment of interest on equity, in the gross amount of R$ 583,562, corresponding to R$ 0.83342453884 per common share issued by the Company. After withholding income tax at source, the net amount distributed to shareholders totaled approximately R$ 481,439. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Although the amounts had already been recognized in the financial statements as of December 31, 2025, as mandatory dividends to be distributed, the corporate resolution approving their distribution in the form of interest on equity occurred in 2026. As of September 30, 2026, the amount of dividends declared and not yet paid by the Individual and the Consolidated entity was R$ 432,853 and R$ 441,222, respectively. (c) Long-Term Incentive Plan - ILP At the Extraordinary General Meeting held on April 29, 2025, SABESP’s Restricted Share and Performance Plans were approved. The granting of shares is subject to the permanence of the participants in the Company and, in the case of performance shares, in addition to the fulfillment of specific goals such as the Universalization Factor (Factor U) and the Total Shareholder Return (TSR). The Restricted Share Plan provides its participants with 4-year vesting with the acquisition of 25% of the shares each year. Specifically for the Chief Executive Officer, vesting will be 8 years, following a staggered schedule of annual acquisition. The Performance Share Plan has a 5-year vesting with annual acquisition conditioned on the achievement of goals for its participants. In the specific case of the Chief Executive Officer, the transfer of shares is planned to occur only at the end of the program period. If Factor U goals are achieved in 2029 (universalization), as provided for in the Concession Agreement – URAE-1, the plan provides for the possibility of accelerating the vesting in October 2030 for all participants. The number of shares to be granted will be defined by SABESP’s Board of Directors, within the aggregate global limit approved by the meeting of 1% of the share capital (on a fully diluted basis). The Restricted Share Plan and the Performance Share Plan take into account the fair value of the Company’s shares on the grant date, and are measured based on the observable market price. There are no alternatives for payment in cash, so that it will be settled by means of treasury shares. The Plans were updated on April 28, 2026, in view of the split of all shares, without par value, issued by the Company, at a ratio of 1:5, increasing the number of shares granted. At the Extraordinary General Meeting held on April 28, 2026, the Restricted Share Plan – Estrela Bonus was approved. The grant of shares is subject to the continued employment of the participants with the Company. As of the date of issuance of these interim financial statements, no participants had enrolled in the new plan, which had only been approved at the Extraordinary General Meeting. The changes in the number of shares granted, canceled or exercised under these plans are as follows: Individual and Consolidated Changes in shares Performance shares Restricted shares Total As of December 31, 2025 Split Exercised Canceled 2,066,834 8,272,456 — (144,470) 366,716 1,467,559 (126,728) (12,320) 2,433,550 9,740,015 (126,728) (156,790) As of September 30, 2026 10,194,820 1,695,227 11,890,047 The accompanying notes are an integral part of these financial statements. 73 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated As of September 30, 2026, share-based payment plans have the following maturity dates, fair value and existing shares: Performance shares: Individual and Consolidated Grant date Vesting rights conditions Fair value on the grant date Existing shares Maximum life remaining April 29, 2025 December 19, 2025 Performance conditions met, 1 to 5 years of service Performance conditions met, 1 to 5 years of service The accompanying notes are an integral part of these financial statements. 92.18 129.87 5,951,890 4,242,930 4 5 74Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 75 Restricted shares:Individual and Consolidated Grant date Vesting rights conditions Fair value on the grant date Existing shares Maximum life remaining April 29, 2025 1 to 8 years of service 92.18 1,140,788 7 December 19, 2025 1 to 4 years of service 129.87 554,439 4 (*) Due to the stock split, as well as other corporate events that have occurred since the grant, the fair value of the grants made on April 29 and December 19, 2025, is now 21.66 and 25.70, respectively.As of September 30, 2026, an expense of R$ 88,763 was recognized in profit or loss for the period referring to the Long Term Incentive Plans, with a contra entry in Equity.30 Earnings per shareBasic and dilutedThe following table presents the income data and number of shares used in the calculation of basic and diluted earnings per share:Individual and Consolidated Individual and Consolidated July to September 2026 January to September 2026 July to September 2025 January to September 2025 Profit attributable to the Company’s shareholders 1,383,788 4,580,003 2,158,565 5,776,619 Weighted average number of common shares issued for basic earnings per share (*) 3,508,448,519 3,505,823,102 3,417,549,340 3,417,549,340 Basic earnings per share - (reais per share) 0.39 1.31 0.63 1.69Dilutive effect arising from: Share-based payment 994,253 1,088,715 — — Weighted average number of common shares issued adjusted for the dilutive effect 3,509,442,772 3,506,911,817 3,417,549,340 3,417,549,340Diluted earnings per share (reais per share) 0.39 1.31 0.63 1.69(*) Share SplitOn March 27, 2026, the Company approved the submission to the shareholders, approved at the Extraordinary General Meeting held on April 28, 2026, of a proposal to split all common shares issued by the Company, at a ratio of 1:5, so that each 1 common share will represent 5 common shares, without changing the amount of the Company’s capital (“Share Split”).The Share Split did not result in any change in the proportional interest of the shareholders in the Company’s capital. The resulting shares granted to their holders the same rights as the common shares then outstanding, including with regard toCompanhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 76 the distribution of dividends and/or interest on equity, as well as any other distributions made or that may be made by the Company.As a result of the Share Split, the weighted average number of shares used in the calculation of basic and diluted earnings per share was retrospectively adjusted for all periods presented, as required by IAS 33.31 Operating segment informationThe Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions as the provision of sanitation services.Consolidated In thousands of reais Sanitation (Reportable segment) Other segments (i) Reconciliation (ii) Total July to September 2026January to September 2026 July to September 2026January to September 2026 July to September 2026January to September 2026July to September 2026January to September 2026 Gross operating revenue 6,497,610 20,253,645 149,725 403,573 4,000,716 11,170,656 10,648,051 31,827,874 Gross sales deductions (494,590) (1,477,937) (12,620) (35,352) — — (507,210) (1,513,289) Net operating revenue 6,003,020 18,775,708 137,105 368,221 4,000,716 11,170,656 10,140,841 30,314,585 Selling, general and administrative expenses (3,091,941) (9,348,794) (82,726) (335,177) (4,000,716) (11,170,656) (7,175,383) (20,854,627) Operating income before other operating expenses, net and equity accounting 2,911,079 9,426,914 54,379 33,044 — — 2,965,458 9,459,958 Other operating income (expenses), net 293,846 270,867 (27,797) 25,756 — — 266,049 296,623 Equity accounting 40,621 148,991 10,702 27,549 (36,782) (135,945) 14,541 40,595 Financial income 816,965 2,320,992 14,382 73,785 (69,022) (302,699) 762,325 2,092,078 Financial expenses (2,051,204) (5,656,740) (2,204) (2,204) 69,022 302,699 (1,984,386) (5,356,245) Profit before income and social contribution taxes 2,011,307 6,511,024 49,462 157,930 (36,782) (135,945) 2,023,987 6,533,009 Income and social contribution taxes (629,295) (1,904,719) (6,957) (27,091) — — (636,252) (1,931,810) Profit for the period 1,382,012 4,606,305 42,505 130,839 (36,782) (135,945) 1,387,735 4,601,199 Depreciation and amortization (732,985) (2,160,304) (2,516) (10,919) — — (735,501) (2,171,223) Reportable segment assets 117,460,578 2,162,954 (4,457,764) 115,165,768 Reportable segment liabilities 70,430,678 1,234,345 (3,218,782) 68,446,241 (i) Refers to a segment revenue below the minimum quantitative parameters, attributable to the energy segment. This segment never met any of the minimum quantitative parameters for determining reportable segments. (ii) These are adjustments related to construction revenue and costs, as well as intercompany eliminations.Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 77 Consolidated In thousands of reais Sanitation (Reportable segment)Reconciliation (i) TotalJuly to September 2025January to September 2025 July to September 2025January to September 2025July to September 2025January to September 2025 Gross operating revenue 5,930,173 18,525,095 3,924,246 9,596,154 9,854,419 28,121,249 Gross sales deductions (429,528) (1,305,628) — — (429,528) (1,305,628) Net operating revenue 5,500,645 17,219,467 3,924,246 9,596,154 9,424,891 26,815,621 Selling, general and administrative expenses (2,920,032) (8,520,777) (3,924,246) (9,596,154) (6,844,278) (18,116,931) Operating income before other operating expenses, net and equity accounting 2,580,613 8,698,690 — — 2,580,613 8,698,690 Other operating income (expenses), net (54,304) (6,865) — — (54,304) — (6,865) Equity accounting 7,452 31,980 — — 7,452 — 31,980 Financial income 1,925,164 2,747,647 — — 1,925,164 — 2,747,647 Financial expenses (1,218,066) (2,751,825) — — (1,218,066) — (2,751,825) Profit before income and social contribution taxes 3,240,859 8,719,627 — — 3,240,859 8,719,627 Income and social contribution taxes (1,082,294) (2,943,008) (1,082,294) (2,943,008) Profit for the period 2,158,565 5,776,619 — — 2,158,565 5,776,619 Depreciation and amortization (535,082) (1,662,007) — — (535,082) (1,662,007) Reportable segment assets 95,987,457 95,987,457 Reportable segment liabilities 53,277,182 53,277,182 (i) Adjustments related to revenue and construction costs, as well as intercompany eliminations.32 Operating revenueReconciliation of gross operating revenue to net operating revenue:Individual July to September 2026 January to September 2026 July to September 2025 January to September 2025 Revenue from sanitation services (i) 6,441,174 19,318,191 6,099,241 18,387,471 Construction revenue 3,977,192 11,167,465 3,921,357 9,590,592 Water/sewage reducer (FAUSP) (a) (1,139) 39,472 (332,394) (736,228) Financial asset of the concession (ii) 45,256 863,165 154,164 846,600 Sale taxes (460,816) (1,395,585) (400,825) (1,219,634) Regulation, Control and Oversight Fee (TRCF) (iii) (32,641) (81,010) (28,238) (84,715) Net operating revenue 9,969,026 29,911,698 9,413,305 26,784,086Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Consolidated July to September 2026 January to September 2026 July to September 2025 January to September 2025 Revenue from sanitation services (i) Construction revenue Water/sewage reducer (FAUSP) (a) Financial asset of the concession (ii) Sale taxes Regulation, Control and Oversight Fee (TRCF) (iii) Energy revenue (EMAE) 6,448,814 4,000,716 (1,139) 49,935 (474,475) (32,735) 149,725 19,351,008 11,250,288 39,472 863,165 (1,432,125) (81,164) 323,941 6,108,403 3,924,246 (332,394) 154,164 (401,265) (28,263) — 18,414,723 9,596,154 (736,228) 846,600 (1,220,831) (84,797) — Net operating revenue 10,140,841 30,314,585 9,424,891 26,815,621 (i) Includes R$ 32,074 and R$ 108,431 referring to the TRCF charged from customers in the periods from July to September and from January to September 2026, respectively (R$ 30,281 and R$ 91,577 from July to September and from January to September 2025, respectively), in the municipalities regulated by ARSESP. (ii) See Note 15. (iii) Amount referring to regulatory, control, and oversight activities paid to regulatory authorities. (iv) This balance includes, for the period from January through September 2026, R$ 7,366 thousand in PIS/COFINS taxes on EMAE’s construction revenue. SABESP and its subsidiaries do not recognize a margin on construction revenue; the amounts of revenue (plus the related tax) and construction costs are identical (see Note 33). (a) See information in Note 30 (a) of the 2025 Annual Financial Statements. The accompanying notes are an integral part of these financial statements. 78Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 79 33 Operating costs and expensesIndividual July to September 2026 January to September 2026 July to September 2025 January to September 2025 Operational costs Salaries, payroll charges, and benefits (362,739) (1,131,578) (765,959) (1,640,842) Pension plan obligations (4,684) (15,104) (11,966) (37,424) Construction costs (Note 32) (3,977,192) (11,167,465) (3,921,357) (9,590,592) General supplies (119,149) (247,832) (164,023) (298,029) Treatment supplies (118,197) (449,853) (119,907) (363,285) Outsourced services (419,567) (1,561,309) (470,057) (1,403,698) Electricity (410,593) (1,200,553) (300,016) (1,132,894) General expenses (245,741) (763,823) (194,419) (571,059) Depreciation and amortization (675,859) (2,010,285) (474,429) (1,487,837) (6,333,721) (18,547,802) (6,422,133) (16,525,660)Selling expenses Salaries, payroll charges, and benefits (42,094) (121,049) (76,085) (182,773) Pension plan obligations (686) (1,985) (1,527) (5,688) General supplies (1,620) (4,001) 407 26,941 Outsourced services (148,140) (378,973) (81,852) (288,279) Electricity (572) (2,596) (77) (674) General expenses 869 (621) (497) (981) Depreciation and amortization (14,668) (43,781) (6,457) (21,948) (206,911) (553,006) (166,088) (473,402) Allowance for doubtful accounts (Note 10 (c)) (159,127) (375,477) 352,408 28,886 Administrative expenses Salaries, payroll charges, and benefits (91,493) (319,793) (265,217) (508,847) Pension plan obligations (35,709) (109,407) (41,585) (112,297) General supplies 42,192 (3,129) 3,180 2,844 Outsourced services (160,585) (344,018) (158,020) (321,336) Electricity (136) (191) (205) (758) General expenses (32,916) (26,940) (65,113) 34,155 Depreciation and amortization (39,886) (102,064) (52,963) (148,522) Tax expenses (37,277) (112,444) (18,344) (64,869) (355,810) (1,017,986) (598,267) (1,119,630) Operating costs and expenses Salaries, payroll charges, and benefits (496,326) (1,572,420) (1,107,261) (2,332,462) Pension plan obligations (Note 27 (vi)) (41,079) (126,496) (55,078) (155,409) Construction costs (Note 32) (3,977,192) (11,167,465) (3,921,357) (9,590,592) General supplies (78,577) (254,962) (160,436) (268,244) Treatment supplies (118,197) (449,853) (119,907) (363,285) Outsourced services (728,292) (2,284,300) (709,929) (2,013,313) Electricity (411,301) (1,203,340) (300,298) (1,134,326) General expenses (277,788) (791,384) (260,029) (537,885) Depreciation and amortization (730,413) (2,156,130) (533,849) (1,658,307) Tax expenses (37,277) (112,444) (18,344) (64,869) Allowance for doubtful accounts (Note 10 (c)) (159,127) (375,477) 352,408 28,886 Total (7,055,569) (20,494,271) (6,834,080) (18,089,806)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 80 Consolidated July to September 2026 January to September 2026 July to September 2025 January to September 2025 Operational costs Salaries, payroll charges, and benefits (353,672) (1,173,762) (766,115) (1,641,230) Pension plan obligations (12,499) (38,543) (11,967) (37,426) Construction costs (Note 32) (4,007,076) (11,242,922) (3,924,246) (9,596,154) General supplies (119,916) (251,735) (164,184) (298,937) Treatment supplies (118,338) (450,158) (120,047) (363,963) Outsourced services (426,201) (1,603,511) (471,330) (1,408,150) Electricity (426,803) (1,240,807) (302,138) (1,142,560) General expenses (257,565) (776,918) (194,798) (571,562) Depreciation and amortization (679,626) (2,023,216) (475,662) (1,491,538) (6,401,696) (18,801,572) (6,430,487) (16,551,520)Selling expenses Salaries, payroll charges, and benefits (42,167) (121,209) (76,118) (182,900) Pension plan obligations (686) (1,985) (1,527) (5,688) General supplies (1,622) (4,016) 397 26,919 Outsourced services (148,292) (379,387) (82,008) (288,811) Electricity (572) (2,596) (77) (674) General expenses 857 (734) (554) (1,206) Depreciation and amortization (14,668) (43,781) (6,457) (21,948) (207,150) (553,708) (166,344) (474,308) Allowance for doubtful accounts (Note 10 (c)) (159,377) (376,593) 352,449 28,358Administrative expenses Salaries, payroll charges, and benefits (128,315) (361,186) (265,301) (509,147) Pension plan obligations (35,709) (109,407) (41,587) (112,304) General supplies 41,143 (4,172) 3,180 2,844 Outsourced services (175,145) (375,714) (158,249) (320,727) Electricity (136) (3,851) (205) (758) General expenses (24,615) (33,639) (66,361) 32,680 Depreciation and amortization (41,207) (104,226) (52,963) (148,521) Tax expenses (43,176) (130,559) (18,410) (63,528) (407,160) (1,122,754) (599,896) (1,119,461)Operating costs and expenses Salaries, payroll charges, and benefits (524,154) (1,656,157) (1,107,534) (2,333,277) Pension plan obligations (Note 27 (vi)) (48,894) (149,935) (55,081) (155,418) Construction costs (Note 31) (4,007,076) (11,242,922) (3,924,246) (9,596,154) General supplies (80,395) (259,923) (160,607) (269,174) Treatment supplies (118,338) (450,158) (120,047) (363,963) Outsourced services (749,638) (2,358,612) (711,587) (2,017,688) Electricity (427,511) (1,247,254) (302,420) (1,143,992) General expenses (281,323) (811,291) (261,713) (540,088) Depreciation and amortization (735,501) (2,171,223) (535,082) (1,662,007) Tax expenses (43,176) (130,559) (18,410) (63,528) Allowance for doubtful accounts (Note 10 (c)) (159,377) (376,593) 352,449 28,358Total (7,175,383) (20,854,627) (6,844,278) (18,116,931)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 8134 Financial income, netIndividual July to September 2026 January to September 2026 July to September 2025 January to September 2025 Financial Expenses Interest and charges on borrowings and financing (1,534,029) (4,205,457) (915,554) (2,093,923) Other financial expenses (384,080) (809,989) (201,879) (624,376) Other inflation adjustments (1,059) 22,352 (8,472) (37,224) Interest and inflation adjustments on provisions (52,197) (138,466) 57,520 186,569 Total financial expenses (1,971,365) (5,131,560) (1,068,385) (2,568,954)Financial income Inflation adjustment - gains 146,684 270,637 1,583,689 1,751,755 Income on financial investments 452,497 1,589,262 377,138 893,666 Interest income 36,105 241,956 57,587 233,254 PIS and Cofins (29,791) (92,296) (94,189) (133,862) Other — — — — Total financial income 605,495 2,009,559 1,924,225 2,744,813Financial, net before exchange rate changes (1,365,870) (3,122,001) 855,840 175,859 Exchange gains (losses) and derivatives Gains (losses) on derivative financial instruments and mark-to-market 130,097 (220,133) (152,034) (185,138) Other exchange rate changes (583) (781) - (13) Exchange rate changes, net 129,514 (220,914) (152,034) (185,151)Net financial result (1,236,356) (3,342,915) 703,806 (9,292)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 82 Consolidated July to September 2026 January to September 2026 July to September 2025 January to September 2025 Financial Expenses Interest and charges on borrowings and financing (1,534,037) (4,205,493) (893,395) (2,071,764) Other financial expenses (393,507) (815,309) (202,748) (625,319) Other inflation adjustments (4,791) 22,352 (8,475) (37,227) Interest and inflation adjustments on provisions (52,051) (136,881) 57,520 186,569 Total financial expenses (1,984,386) (5,135,331) (1,047,098) (2,547,741)Financial income Inflation adjustment - gains 143,990 270,650 1,583,694 1,751,768 Income on financial investments 479,836 1,664,474 377,524 894,556 Interest income 41,779 252,263 58,135 235,185 PIS and Cofins (32,801) (95,309) (94,189) (133,862) Other 7 — — — Total financial income 632,811 2,092,078 1,925,164 2,747,647Financial, net before exchange rate changes (1,351,575) (3,043,253) 878,066 199,906 Exchange gains (losses) and derivatives Gains (losses) on derivative financial instruments and mark-to-market 130,097 (220,133) (170,968) (204,072) Other exchange rate changes (583) (781) - (12) Exchange rate changes, net 129,514 (220,914) (170,968) (204,084)Net financial result (1,222,061) (3,264,167) 707,098 (4,178)Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 8335 Other operating income (expenses), netIndividual July to September 2026 January to September 2026 July to September 2025 January to September 2025 Other operating income, net 318,556 337,555 1,441 62,432 Other operating expenses (25,645) (79,123) (56,405) (69,958) Other operating income (expenses), net 292,911 258,432 (54,964) (7,526)ConsolidatedJuly to September 2026January to September 2026 July to September 2025 January to September 2025 Other operating income, net 289,558 376,867 2,101 63,093 Other operating expenses (23,509) (80,244) (56,405) (69,958) Other operating income (expenses), net 266,049 296,623 (54,304) (6,865)Other operating income includes revenue from the sale of property, plant and equipment, right to sell electricity, indemnities and reimbursement of expenses, contractual fines and guarantees, property leases, reuse water, PURA projects and services, exclusivity agreement and bank commissions.Other operating expenses usually include the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses on operational assets and asset indemnification.36 CommitmentsThe Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of September 30, 2026, are as follows:1 year 2-3 years 4-5 years More than 5 years Total Contractual obligations - Expenses 5,168,188 2,787,426 1,542,759 2,997,519 12,495,892 Contractual obligations - Investments 21,207,211 10,251,916 206,102 20,787 31,686,016 Total 26,375,399 13,039,342 1,748,861 3,018,306 44,181,908Companhia de Saneamento Básico do Estado de São Paulo – SABESPNotes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise statedThe accompanying notes are an integral part of these financial statements. 8437 Supplemental cash flow informationIndividual ConsolidatedJanuary to September 2026 January to September 2025 January to September 2026 January to September 2025 Total additions to property, plant and equipment (Note 16 (b)) 221,703 115,332 232,172 115,332 Total additions to contract assets (Note 13) 13,249,243 10,306,224 13,252,434 10,311,786 Total additions to intangible assets (Note 14 (b)) 112,705 3,206 113,312 3,206 Additions from prior periods that impacted the cash flows of the current period 2,337,149 — 2,338,750 — Items not affecting cash (see breakdown below) (2,297,050) (768,316) (2,297,050) (768,316) Total additions to intangible assets and contract assets according to statement of cash flows 13,623,750 9,656,446 13,639,618 9,662,008Investment and financing operations affecting intangible assets but not cash: Interest capitalized in the period (Note 13 (a)) 820,072 683,923 820,072 683,923 Contractors payable 1,435,178 — 1,435,178 — Performance agreements 37,885 83,852 37,885 83,852 Right of use 3,915 541 3,915 541 Total 2,297,050 768,316 2,297,050 768,31638 Events after the reporting periodShare MergerOn October 27, 2026, the merger of EMAE shares was completed through the issuance of 9,875,257 (nine million, eight hundred seventy-five thousand, two hundred fifty-seven) common shares of SABESP. This transaction resulted in a capital increase of R$ 125,779 through the transfer of the capital reserve established in accordance with Note 4.Acquisition of Attend Ambiental S.A.As a result of exercising its right of first refusal, the Company entered into an agreement on October 27, 2026, for the indirect acquisition of 55% of the share capital of Attend Ambiental S.A., which, when added to the 45% already held, will result in 100% ownership of its share capital. Completion is subject to conditions precedent, including approval by CADE and ARSESP.A/B Loan - International Finance CorporationOn October 7, 2026, the Company entered into a financing agreement with the International Finance Corporation for a total amount of:• US$ 690,000,000, divided into (a) US$ 200,000,000 (Loan A); and (b) US$ 490,000,000 (Loan B1), with interest rates indexed to 6M SOFR + 2.00% and 1.80%, respectively; and • EUR 269,500,000 (Loan B2) with interest rates indexed to 6-month Euribor + 1.55%. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended September 30, 2026 and 2025 In thousands of reais, unless otherwise stated Financing A matures on September 15, 2033, while Financings B1 and B2 mature on September 15, 2031. Concurrently with these transactions, derivative financial instruments (cross-currency swaps) were entered into, effectively converting the exposures to CDI plus a spread. The proceeds from the transaction will be allocated to investments related to the installation of smart meters in the municipalities of São Paulo and São José dos Campos, as well as to the implementation of the Integrated Operations Center. 42nd Issue of Debentures On October 6, 2026, the Company received the proceeds from the 42nd issue of straight debentures (Eco Invest), arranged with Caixa Econômica Federal, in the total amount of R$ 400,000. The issue was made at a fixed rate of 3.50% per year, maturing on October 5, 2033, with semi-annual interest payments and principal amortization scheduled throughout the term of the transaction. Interim Dividend Allocation In accordance with the Company's Earnings Allocation and Dividend Distribution Policy, on November 5, 2026, the Board of Directors approved the distribution of earnings to shareholders in the form of interest on equity (JCP) totaling R$ 2,637 million, subject to withholding income tax in accordance with applicable legislation. The amount corresponds to 50% of adjusted net income, based on the interim financial information for the period ended September 30, 2026. The accompanying notes are an integral part of these financial statements. 85 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Reports and Statements / Executive Officer’s Statement on the Quarterly Information Executive Officers’ Statement on the Quarterly Information STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the quarterly information for the period ended September 30, 2026. São Paulo, November 5, 2026. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leone Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer Companhia de Saneamento Básico do Estado de São Paulo – SABESP Reports and Statements / Executive Officer’s Statement on the Report of Independent Registered Public Accounting Firm Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended September 30, 2026. São Paulo, November 5, 2026. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leone Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 6º ao 9º andar - Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and the IFRS Accounting Standards Independent auditor’s review report on quarterly information To the Shareholders and Executive Board of Companhia de Saneamento Básico do Estado de São Paulo – SABESP Introduction We have reviewed the accompanying individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) for the quarter ended September 30, 2026, which comprises the statement of financial position as of September 30, 2026 and the related statements of profit or loss and of comprehensive income for the three and nine month periods then ended and of changes in equity and of cash flows for the nine month period then ended, including the explanatory notes. The executive board is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) Interim Financial Reporting, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the individual and consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Other matters Statements of value added The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for the nine-month period ended September 30, 2026, prepared under the Company management’s responsibility and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if their format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall individual and consolidated interim financial information. São Paulo, November 05, 2026. ERNST & YOUNG Auditores Independentes S/S Ltda. CRC SP-034519/O Original report in Portuguese signed by Uilian Dias Castro de Oliveira Accountant CRC SP-223185/O

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 5, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.